SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2020 INTERIM RESULTS ANNOUNCEMENT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2020	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2020 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "**Group**") for the six months ended 30 June 2020. This announcement, containing the full text of the 2020 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2020 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and of the Company at www.chalco.com.cn.

Contents

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative	:	Mr. Ao Hong (acting on behalf of the legal representative) *(Note 1)*
	Company (Board) secretary	:	Mr. Wang Jun
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Zhao Hongmei
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322

4.	Share registrar		
	A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No.166, Lujiazui Road (East), Shanghai, the PRC (Postal Code: 200120)
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office 240 Greenwich Street, New York, NY 10286, USA
5.	Places of listing	:	Shanghai Stock Exchange ("**SSE**") The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**") New York Stock Exchange ("**NYSE**")
	Stock name	:	中國鋁業(CHALCO)
	Stock code	:	601600 (SSE) 2600 (Hong Kong Stock Exchange) ACH (NYSE)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Unified social credit code for corporate legal person	:	911100007109288314
8.	Independent auditors	:	PricewaterhouseCoopers *(Note 2)* Certified Public Accountants 22/F, Prince's Building, Central, Hong Kong SAR PricewaterhouseCoopers Zhong Tian LLP *(Note 2)* 11th PricewaterhouseCoopers Center, Link Square 2 202 Hubin Road, Huangpu District Shanghai, the PRC (Postal Code: 200021)

9.	Legal advisers	:	*as to PRC laws:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower A, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC (Postal code:100004) *as to Hong Kong laws:* Baker & McKenzie 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 28th Floor Nine Queen's Road Central Hong Kong
10.	Place for inspection of corporate information	:	Office of the Board of the Company

Note 1 : Mr. Lu Dongliang, the former chairman (legal representative) of the Company, has resigned on 14 May 2020 due to work re-allocation. During the period from the resignation of Mr. Lu Dongliang to the election of the new chairman by the board of directors of the Company, Mr. Ao Hong, a director of the Company, would act on behalf of the chairman and legal representative of the Company.

Note 2 : As the years of providing audit services to the Company by Ernst & Young Hua Ming LLP and Ernst & Young, the former independent auditors of the Company, have reached the prescribed limit, and as considered and approved at the 7th meeting of the seventh session of the board of directors held by the Company on 26 March 2020 and the 2019 annual general meeting held by the Company on 23 June 2020, the Company appointed PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the independent auditors of the Company for 2020.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2020. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

ALUMINA MARKET

In the first half of 2020, the spread of the novel coronavirus pneumonia epidemic (the "**COVID-19**" or the "**Epidemic**") across the world has caused various countries to be blocked, leading to the global economic downturn, and thus resulting in a significant decrease in the price of alumina, which was generally in the "Z-shaped" trend and the price's center of gravity continued to decrease.

In the international market, in the first half of the year, the average FOB price of overseas alumina was USD264 per tonne, representing a year-on-year decrease of 29.6% with the lowest and highest prices being USD225 per tonne and USD304 per tonne, respectively.

In the domestic market, in February 2020, under the impact of the COVID-19, the transportation of raw materials was limited and the resumption of production by enterprises was delayed, resulting in a decrease in the output of domestic bauxite and alumina, and an increase in the price of alumina, with the highest spot price of alumina reached RMB2,569 per tonne. In late March, following the outbreak of the Epidemic overseas, the international macro economic environment was deteriorated, which led to a significant decline in the price of electrolytic aluminum, causing the price of alumina overseas to decline sharply, and then the domestic price of alumina to decline rapidly, with the lowest price reaching RMB2,072 per tonne, representing a decrease of approximately RMB500 per tonne as compared to its highest price. As the price of electrolytic aluminum rebounded, the price of alumina increased accordingly, and the rapid increase of the price of alumina was restricted by the substantial increase in the amount of imported alumina.

According to the statistics, the global output and consumption of alumina for the first half of 2020 were approximately 65.17 million tonnes and approximately 67.06 million tonnes, respectively, representing a year-on-year increase of 0.1% and 0.5%, respectively. The domestic output of alumina was approximately 34.07 million tonnes, representing a year-on-year decrease of 5.4%, while the consumption was approximately 36.41 million tonnes, representing a year-on-year increase of 1.5%.

PRIMARY ALUMINUM MARKET

In the first half of 2020, the global outbreak of the COVID-19 and the increasing uncontrollable situation put the world into fear and uncertainties, the global systematic financial risks expanded continuously, and along with the plunge in oil price, the price of commodity including electrolytic aluminum fell sharply. The pessimistic sentiment towards the macro economy had eased in the second quarter, with metal price recovered gradually, but the overall price was still on a downward trend.

In the international market, the outbreak of the Epidemic caused the serious suspension of downstream enterprises in operation and production, the demand for aluminum was sharply decreased, the supply reduction was limited, and the increasingly excess pressure resulted in the continuous low level of LME aluminum price and the significant lack of rebound momentum. At the beginning of the year, the signs of improvement in US-China trade relations strengthened the market confidence and the price of aluminum was relatively strong. However, in February, with the aggravation and spread of the Epidemic and with the concern of financial crisis, the future and stock markets were hard hit and the oil price dropped sharply, driving the price of all industrial products to make a sudden stop. In early April, the LME aluminum price fell to the lowest point of USD1,455 per tonne since February 2016 and during the year. With the implementation of the economic re-starting plan and the unlimited quantitative easing monetary policy launched by the Federal Reserve of the United States, the LME aluminum price rebounded under the promotion of resumption of operation and production, but such rebound was limited due to the continuous expansion of the scale of the Epidemic. In the first half of 2020, the international aluminum price first dropped and then increased, and the price's center of gravity dropped significantly. The average prices of spot aluminum and three-month aluminum futures at LME were USD1,591 per tonne and USD1,622 per tonne, respectively, representing a year-on-year decrease of 12.9% and 12.3%, respectively.

In the domestic market, in the first half of 2020, domestic aluminum futures price first declined and then picked up, showing an obvious "V-shaped" trend. Affected by the increase in demand for stock-up during holidays and the slowdown in putting into operation of additional production capacity, the domestic electrolytic aluminum price increased at the beginning of the year. The outbreak of the COVID-19 caused a delay in resumption of operation of downstream enterprises and a significant decrease in aluminum consumption, while the supply side experienced an oversupply of electrolytic aluminum and an increase in inventory as a result of the putting into operation of additional production capacity and the resumption of some existing production capacity, leading to a decline in aluminum price. In the second quarter, with the periodical results achieved in the prevention and control of the Epidemic in the PRC, the resumption of operation and production was comprehensively promoted, the primary aluminum consumption was recovered rapidly. Furthermore, with the concentrated release of delayed orders, the increase in the amount

of aluminum scrap replaced by primary aluminum, and the speculative hoarding in the market, the aluminum inventory decreased significantly, the aluminum price at the SHFE continued to rebound, and the three-month aluminum futures price also exceeded RMB14,000 per tonne. In the first half of 2020, the average prices of current month aluminum futures and three-month aluminum futures at SHFE were RMB13,191 per tonne and RMB12,980 per tonne, respectively, representing a year-on-year decrease of 4.3% and 5.8%, respectively.

According to the statistics, the global output and consumption of primary aluminum in the first half of 2020 was approximately 32.11 million tonnes and approximately 29.86 million tonnes, respectively, representing a year-on-year increase of 1.5% and a year-on-year decrease of 8.5%, respectively. The domestic output and consumption of primary aluminum were approximately 18.15 million tonnes and 17.67 million tonnes, respectively, representing a year-on-year increase of 1.6% and a year-on-year decrease of 2.2%, respectively.

BUSINESS REVIEW

In the first half of 2020, in the face of the impact of the Epidemic and severe market challenges, the Company calmly responded to the complicated situations and difficulties that have not been ever encountered, accurately implemented policies, effectively deployed, and continuously enhanced the synergy effect. Under the development goal of building a world-class aluminum company with global competitiveness, the Company highlighted the value creation orientation and carried out multi-level all-factor benchmarking to establish a benchmarking system. The Company carried out special actions to try its best to reduce costs and increase efficiency to ensure stable production and operation and effectively prevent operational risks. By adhering to the investment philosophy of "acting in a measured and diligent manner", the Company continued to optimize its investment plan and refine its investment budget to enhance its competitiveness in project investment. The Company continued to uphold its safe and green development, continuously consolidated the foundation of safe production, and comprehensively improved the level of environmental protection management.

1. Ensured stable production and achieved steady growth in the output of major products. In the first half of 2020, in response to the Epidemic, the Company made precise scheduling and operation, organized production in a scientific manner, ensured smooth transportation of materials, and achieved stable operation of production, and various technical indicators were optimized. The output of alumina, refined alumina, aluminum alloy and carbon increased as compared with the corresponding period of last year. Through the in-depth implementation of the "Three Benchmarkings (三對標)", "Three Enhancements (三提升)" and "Two Guarantees (兩保障)" activities, the Company strictly implemented the domestic and international management standards to continuously improve its quality management level.

2. Carried out special actions of all-factor benchmarking, cost reduction and efficiency improvement to fully enhance cost competitiveness. Under the development goal of building a world-class aluminum company with global competitiveness, the Company firmly implemented the low-cost strategy, established a hierarchical benchmarking system, and carried out all-round, whole-process and all-staff participation in cost reduction and expense control, potential exploration and efficiency enhancement in the aspects including indicator improvement and enhancement of professional services on operating platforms, which further reduced the unit cost of alumina and electrolytic aluminum as compared with the same period of last year.

3. Strengthened strategic orientation and continuously optimised investment. In accordance with the investment philosophy of "acting in a measured and diligent manner", the Company highlighted the evaluation criteria for competitiveness in the industry, strengthened the benchmarking of all factors of investment projects and the evaluation of the achievability of key external conditions, repeated demonstration and optimization of project design and strictly controlled capital expenditure to prevent major investment risks. The bauxite project in Guinea with an annual capacity of 12 million tonnes was completed and put into operation in April 2020, had satisfied relevant standards and fulfilled planned production volumes in May, and achieved in advance the designed target of "three million tonnes" for collecting, loading and shipping. As the first bauxite supply base of the Company overseas, it has supplied the bauxite steadily. The alumina project with the capacity of 2 million tonnes of Guangxi Huasheng New Materials Co., Ltd* (廣西華昇新材料有限公司) ("**Guangxi Huasheng**") is in progress, and the industrial development model of "overseas + coastal (海外+沿海)" was initially formed.

4. Firmly implemented the innovation-driven strategy to facilitate the transformation and upgrading of the Company. The Company adhered to the market-oriented principle, strengthened the top-level design, established the standing book for deepening reform tasks, and supervised and implemented one by one. Through the implementation of flattened management and market-oriented employment, the productivity of new projects reached the leading level domestically. Based on the overall factor benchmarking management, the Company adhered to the problem-oriented and result-oriented approach, implemented classified and hierarchical management for its projects under research and development, piloted the general responsible person system for major projects, concentrated the strength of research and development to carry out the research and development of key projects and directly linked benefit targets with project funds to promote the quality improvement and efficiency enhancement. Significant progress had been made in a number of major research and development projects, including the demonstration of carbon residue-free anodizing production technology and the research on the optimization and upgrading of the technology of wet oxidation, desulfurization and de-carbon. The first wet oxidative desulfurization and decarburization technology test line in the PRC was put into operation and ran smoothly, with significant improvement in the desulfurization effect as compared with the traditional techniques, which reduced the desulfurization cost. The trial for stage II has been carried out in the first waste cathode graphitization test line in the PRC, the trial production proved to be more stable with further improvement in quality indicators of products. A number of new products with high added value, such as six new refined alumina products including 4N5 highly active alumina and near nanometer boehmite, eleven types of aluminum alloy ingots (products) for rail transit materials, air conditioning pipes, etc., witnessed successful trial production following the process of research and development, and have gradually entered into the middle- and high-end consumer market, nurturing a new driving force.

5. Further enhanced the main responsibility awareness of safety and environmental protection, continuously consolidated the foundation of safety production, and comprehensively improved the level of environmental protection management. The Company adhered to the concept of green and safe development, strengthened safety management skills, independent safety awareness and on-site safety evaluation, and mainly put safety work to the production lines and penetrate into the operation site. The Company further promoted the implementation of the precise management system for occupational health, safety and environmental protection, strengthened the work of "two grasps, two surveys and stringent supervision (兩抓兩查嚴監管)" and established a company-level standing book for material safety risk. The Company also organized and carried out three-year special rectification actions for safe production to

consolidate the basic safety management and improve the safe production ability and level. The Company made more efforts in the rectification of environmental protection issues, strictly complied with the emission requirements of new projects, carried out environmental risk assessment, strengthened front-line environmental protection services and guidance, proactively practiced green development, strictly implemented the requirements for ultra-low emission of flue gas and zero emission of waste water for newly-constructed projects , and conducted research and development on pollution problems generally existed in the industry such as the comprehensive utilization of red mud and the disposal of electrolytic waste. The first domestic waste cathode graphitization test line was built. The solid waste treatment center of Lanzhou Aluminum Co., Ltd.* (蘭州鋁業有限公司) was completed and put into operation, which fundamentally solved the issue of electrolytic waste disposal. Construction of green mines has been pushed ahead steadily with mine reclamation of 83,000 mu, representing an aggregate reclamation rate of 89%.

6. Adhered to the concept of "cash is the most important", further tightened the credit limit and strictly determined the expenditure based on the revenue. The Company strengthened centralized capital management and innovation, expanded the market-oriented operation of capital pool and notes pool, ensured the safety of capital chain during the Epidemic, and achieved continuous reduction of capital cost. The Company capitalized on the channel favourable for financing and adjusted its debt structure with more stable financial operation. The Company also strengthened the management and control of "account receivable and inventory" and implemented strategic sales through the linkage between business and finance, achieving a net operating cash flow of approximately RMB6.0 billion despite a decrease in revenue and profit.

7. Adhered to the further integration of Party building and operation and worked together to overcome difficulties. The Company gave full play to the role of the Party committee in guiding the direction, managing the overall situation and ensuring the implementation, and strictly implemented the decision-making system of "Three Important Matters and One Big Concern (三重　大)" and the pre-procedures for the Party committee's study and discussion. The Company actively organized and carried out discussion on strengthening the "five aspects (五力)" to improve the ability and level of Party building in leading development. The Company carried out the "double benchmarking (雙對標)" of Party branches and the "double promotion (雙提升)" activities of Party members to promote the high-quality development of the Company with high-quality Party building.

OUTLOOK AND PROSPECT

In the second half of 2020, the global economy will enter into recession due to the spread of the Epidemic, the social and economic uncertainties will increase, the demand in the aluminum industry will be weakened and the price will continue its fluctuation and downward trend. Under the strong and effective leadership of the government, the Epidemic in China is under control, laying a solid foundation for the economic recovery. The Company will continue to follow the working principle of "low cost, high quality, excellent mechanism and good efficiency" to implement the all-factor benchmarking, take the market-oriented approach, by cost reduction and efficiency improvement, further implement the management reform, unswervingly expand the cost advantages, give full play to the synergy advantages, insist on promoting transformation and upgrading, continuously improve the competitiveness, ensure the achievement of the annual target and accelerate the high-quality development of the Company. The Company will focus on the following tasks:

1. Centering on the Company's development strategy and value investment-oriented to optimise resource allocation. Based on the regional resources, regional advantages, industrial foundation, development conditions and policy orientation, the Company will define the regional development strategy, accelerate the optimisation of resource allocation, and promote the sound development of the industry. The Company will further promote the integration of internal resources, strengthen the management of suppliers and customers, improve the direct procurement rate and direct sales rate, and enhance the bargaining power and market influence. The Company will also accelerate the construction of its supply chain management cloud platform, promote the construction of three major e-commerce platforms, reduce logistics costs, continue to improve operational capabilities and achieve better synergy effects.

2. Continuing to focus on reducing cost and improving efficiency to optimise the all-factor benchmarking system. With value creation and competitiveness improvement as the goal, the Company will pay attention to the key links affecting benefits, identify weakness and take corresponding measures, continue to optimize the multi-level and classified all-factor benchmarking system, and establish a benchmarking mechanism with clear objectives, responsibility in place and corresponding reward and punishment. By cost reduction in all aspects, the Company will put more efforts on reducing costs in human resources, production and management, focus on investment, technology and market efficiency, follow up on a monthly basis and evaluate the implementation of the all-factor benchmarking, increase the incentive standard for performance evaluation, and increase the proportion of reward for over-performing tasks.

3. Promoting transformation and upgrading and cultivating new development momentum. In accordance with the investment philosophy of "acting in a measured and diligent manner" and for the sake of ensuring its market competitiveness, the Company will formulate the classification and evaluation standards for investment projects. The Company will further optimize the industrial layout and promote the transfer of the Company's main business to those areas with advantages of resources, energy, market and logistics elements. The Company will implement the planning and satisfaction of conditions of new projects with first-class standards, improve the level of modernization, intelligentization and ecologicalization of the industrial chain, build quality projects and cultivate new development momentum. The Company will accelerate the promotion of high-quality construction of key projects, strengthen the communication and coordination of major transformation and upgrading projects, so as to achieve timely completion of construction and commencement of operation of projects, meet the standards of production and contribute new benefits to the Company.

4. Adhering to the promotion of management reform and innovation mechanism to stimulate internal development momentum. Guided by "market-oriented, professional, standardized and international management", the Company will leverage on the function positioning of professional operation center and profit center, optimize and adjust the structure of institutions, and recruit competent personnel to strengthen the asset operation ability and professional management and control ability. The Company will further improve the market-oriented employment mechanism, optimize the allocation of employees, and increase the productivity of all employees. The Company will adhere to the principle of "cost-centered and profit-oriented" assessment, improve the total salary-linked measures, and form a labour cost control mechanism which is linked to the growth of benefits. The Company will further improve the market-oriented talent selection and employment mechanism, improve and perfect the examination and evaluation system, and promote the normalization of promotion and demotion.

5. Enhancing scientific and technological innovation capabilities to realize innovation-driven development. The Company will accelerate the development of key core technologies like the economic utilization of high-sulfur mines, the comprehensive disposal of aluminum electrolytic solid waste, and the development of high value-added fine alumina products and incubate the "one's trump card (殺手鐧)" technology to build its core competitive advantage. The Company will promote the implementation of key projects with improvement in quality and efficiency in alumina, electrolytic aluminum and carbon to solve common technical difficulties of enterprises, and enhance cost competitiveness. The Company will coordinate the deployment of independent research and development projects of enterprises, drive the increase of effective investment in research and development to consolidate the foundation of corporate technology innovation.

6. Strengthening safety and environmental protection responsibilities, improving intrinsic safety and continuing to strengthen environmental protection management. The Company will continue to deeply promote the operation of CAHSE and the "two grasps, two surveys and stringent supervision (兩抓兩查嚴監管)", adhere to the guidance of benchmarking, guide the enterprises to establish a benchmark and catch up with such benchmark. The Company will incorporate its contractors into the integrated management system, urge contractors to implement the main responsibility of safety, and improve the safety management and control level of contractors. The Company will promote the technical upgrade of equipment and facilities and the transformation of intrinsic safety, and strengthen the management and supervision of major risks. The Company will try to achieve its target set for safety production with no occurrence of any production safety accidents at major-level or above for the whole year on the basis of no occurrence of any production safety accidents at major-level or above for the first half year. In addition, the Company will also strengthen the hierarchical management and control of environmental risks, seize the opportunity of special environmental protection work to carry out enterprise environmental risk assessment and promote the implementation of leading environmental protection strategy. The Company will steadily carry out the energy efficiency benchmarking work, promote communication between enterprises, continuously optimize its energy consumption indicators through each single improvement, reasonable suggestions and technological transformation, and continue to carry out labour competition events to further reduce energy consumption for output value per RMB10,000, and with higher proportion of clean energy consumed in its production, the Group plans to further increase its annual target of the clean energy utilization rate to 23.5% from 22.60% in 2019.

7. Promoting in-depth integration of Party building and business, and leading first-class development with first-class Party building. The Company will strictly implement the pre-procedures of Party committee for studying significant matters, and continue to consolidate and improve the leadership role of the Party. By taking the opportunity of consolidating the Party committee and the Discipline Inspection Commission, the Company will improve the organizational structure, improve the system construction, transform the advantages of Party building into the governance advantages leading the Company's development and strengthening the implementation of work, integrate Party building into production and operation, and reform and development, and give full play to the dominant role of the Party in cost reduction, solving transformation problems, and governance of loss-making enterprises.

INTERIM RESULTS

The revenue of the Group for the six months ended 30 June 2020 was RMB84,109 million, representing a decrease of 11.48% from the same period of the previous year. The net profit attributable to the owners of the Company and earnings per share attributable to the owners of the ordinary shares of the Company for the six months ended 30 June 2020 was RMB36 million and RMB-0.006, respectively.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in the mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. The Group's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturers of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the Company for the first half of 2020 was RMB36 million, representing a decrease of RMB671 million from RMB707 million for the corresponding period of the previous year, primarily due to the decrease in the price of its principal products.

REVENUE

The Group's revenue for the first half of 2020 was RMB84,109 million, representing a decrease of RMB10,912 million from RMB95,021 million for the corresponding period of the previous year, primarily due to the decrease in the price of its principal products.

COST OF SALES

The Group's cost of sales for the first half of 2020 was RMB79,213 million, representing a decrease of RMB9,832 million from RMB89,045 million for the same period of the previous year, primarily due to the Company's enhancement of cost management.

EXPENSES FOR THE PERIOD

1. Selling expenses: The Group's selling expenses for the first half of 2020 amounted to RMB735 million, representing a decrease of RMB144 million from RMB879 million for the same period of the previous year, mainly due to the year-on-year decrease in transportation expenses of products.

2. Administrative expenses: The Group's administrative expenses for the first half of 2020 amounted to RMB1,747 million, representing a decrease of RMB168 million from RMB1,915 million for the same period of the previous year, mainly due to the decrease in staff cost.

3. Finance expenses, net: The Group's finance expenses, net for the first half of 2020 amounted to RMB2,097 million, representing a decrease of RMB284 million from RMB2,381 million for the same period of the previous year, mainly due to the decrease in expenses through reduction in the size of interest-bearing debts by enhancing capital management and optimization of financing costs by seizing the window period of monetary market.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the first half of 2020 amounted to RMB372 million, representing an increase of RMB131 million from RMB241 million for the same period of the previous year. This was mainly due to the increase in investment in research and development of bauxite utilization improvement and high-quality alumina.

OTHER GAINS/LOSSES, NET

The Group's other gains for the first half of 2020 were RMB467 million, representing a decrease of RMB465 million from RMB932 million for the same period of the previous year, mainly due to the disposal of electrolytic aluminum production quota for the previous year.

INCOME TAX EXPENSES

The Group 's income tax expenses for the first half of 2020 amounted to RMB162 million, representing a decrease of RMB253 million from RMB415 million for the same period of the previous year, mainly due to the decrease in the profit of the Company and the impact from adjustment to income tax rate in compliance with the Announcement on Continuing the Income Tax Policy for Western Development Enterprises ([2020] No. 23).

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Revenue

In the first half of 2020, the output of the Group's metallurgical-grade alumina was 7.21 million tonnes, representing a year-on-year increase of 5.74%, of which: self-produced and exported volume was 3.7 million tonnes, representing a year-on-year increase of 9.95%. The revenue from the alumina segment was RMB21,075 million, representing a decrease of RMB798 million from RMB21,873 million for the same period of the previous year. The price of self-produced and exported alumina was RMB2,496 per tonne (tax included), representing a year-on-year decrease of 10.5%.

Segment Results

The Group's profit before income tax in the alumina segment for the first half of 2020 was RMB436 million, representing a decrease of RMB454 million from RMB890 million for the same period of the previous year, mainly due to the year-on-year decrease in the price of alumina.

Primary Aluminum Segment

Revenue

In the first half of 2020, the Group achieved an output of 1.86 million tonnes of primary aluminum (including alloys), which was basically flat as compared with the same period of the previous year, of which: self-produced and exported volume was 1.90 million tonnes, representing a year-on-year increase of 3.36%. The revenue from the primary aluminum segment was RMB22,889 million, representing a decrease of RMB1,035 million from RMB23,924 million for the same period of the previous year, among which the price of self-produced and exported primary aluminum was RMB13,176 per tonne (tax included), representing a year-on-year decrease of 4.38%.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2020 was RMB269 million, representing a decrease of RMB135 million from RMB404 million for the same period of the previous year. This was mainly attributable to the gains realized from disposal of electrolytic aluminum quota of Shanxi Huasheng Aluminum Co., Ltd.* (山西華聖鋁業有限公司) for the same period of the previous year, and an increase of gains of RMB399 million was recorded after deducting such effect.

Trading Segment

Revenue

The Group's revenue from the trading segment for the first half of 2020 was RMB71,264 million, representing a decrease of RMB7,033 million from RMB78,297 million for the same period of the previous year, mainly due to the year-on-year decrease in the price of its principal products and the decrease in the business volume of charred coal for the first half year.

Segment Results

The Group's profit before income tax in the trading segment for the first half of 2020 was RMB335 million, representing a decrease of RMB203 million from RMB538 million for the same period of the previous year, mainly due to the year-on-year decrease in the price of its principal products and the decrease in the business volume of charred coal for the first half year.

Energy Segment

Revenue

The Group's revenue from the energy segment for the first half of 2020 was RMB3,297 million, basically flat as compared to RMB3,358 million for the same period of the previous year.

Segment Results

The Group's losses before income tax in the energy segment for the first half of 2020 were RMB42 million, representing a decrease of RMB425 million from profit before income tax of RMB383 million for the same period of the previous year, mainly attributable to the year-on-year decrease in gross profit of the coal industry in the first half year and the gains on capital operation in the same period of the previous year.

Corporate and Other Operating Segments

Revenue

The Group's revenue from corporate and other operating segments for the first half of 2020 was RMB194 million, basically flat as compared to RMB238 million for the same period of the previous year.

Segment Results

The Group's losses before income tax from corporate and other operating segments for the first half of 2020 were RMB543 million, basically flat as compared with losses before income tax of RMB553 million for the same period of the previous year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 30 June 2020, the Group's current assets amounted to RMB50,492 million, representing an increase of RMB1,791 million from RMB48,701 million as at the end of the previous year, primarily due to the increase in current assets such as monetary assets owing to the enhancement in cash management and the increase in outstanding receivables within the limit of credit facilities.

As of 30 June 2020, the Group's current liabilities amounted to RMB67,787 million, representing a decrease of RMB1,416 million from RMB69,203 million as at the end of the previous year, mainly due to the decrease in interest-bearing debts due within one year and the settlement of project payments.

Non-Current Assets and Liabilities

As of 30 June 2020, the Group's non-current assets amounted to RMB152,227 million, representing a decrease of RMB2,209 million from RMB154,436 million as at the end of the previous year. This was mainly due to the depreciation and amortization of fixed assets.

As of 30 June 2020, the Group's non-current liabilities amounted to RMB63,904 million, representing an increase of RMB727 million from RMB63,177 million as at the end of the previous year. This was mainly due to the year-on-year increase in long-term interest-bearing liabilities.

As of 30 June 2020, the balance of the Group's interest-bearing debts was RMB94,800 million, including long-term debts of RMB54,500 million and short-term debts of RMB40,300 million. The debt to asset ratio of the Group was 64.96%, which was computed by dividing the total liabilities by the total assets of the Group as of 30 June 2020, representing a decrease of 0.21 percentage point from 65.17% as at the end of 2019.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value.

As of 30 June 2020, the Group's financial assets measured at fair value increased by RMB645 million as compared with that as of the end of the previous year, which was mainly due to the newly-added bank wealth management products. The Group's financial liabilities measured at fair value through profit or loss increased by RMB9 million as compared with that as of the end of the previous year.

CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits. While the outcome of such lawsuits or other legal proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

PROVISION FOR INVENTORIES IMPAIRMENT

As of 30 June 2020, the Group assessed the net realisable value of its inventories held. For the inventories relevant to aluminum products, the assessment was made on the net realisable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, the turnover period of the inventories, the purposes of the Company to hold the inventories and the influence of events subsequent to the balance sheet date. For the inventories held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 30 June 2020, the balance of provision for impairment of inventories held by the Group was RMB488 million, representing a decrease of RMB72 million from RMB560 million as of the end of 2019.

The Company has always adopted the same approach to determine the net realisable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2020, the Group's project investment expenditures (excluding equity investment) amounted to RMB3,692 million, of which: infrastructure and technological transformation investment accounted for 80.96%; resource development investment accounted for 16.14%; scientific research investment accounted for 2.11%; other investment accounted for 0.79%.

As of 30 June 2020, the Group's contracted but not provided capital commitment to fixed assets investment amounted to RMB4,056 million.

As of 30 June 2020, the Group's investment undertakings to joint ventures and associates amounted to RMB442 million, comprised of RMB400 million to Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司), RMB8 million to Loudi Zhongyu New Materials Co., Ltd.* (婁底中禹新材料有限公司), RMB28.0 million to Shanxi Qinlv Taiyue New Materials Co., Ltd.* (山西沁鋁太嶽新材料有限公司) and RMB6.0 million to Chinalco Tendering Company Limited* (中鋁招標有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 30 June 2020, the Group's cash and cash equivalents amounted to RMB8,530 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the six months ended 30 June 2020, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB6,004 million, representing an increase of RMB2,969 million in cash inflows from RMB3,035 million of net cash inflows for the same period of the previous year. This was mainly due to that the Company actively responded to the hit of the Epidemic, adhered to the strategy of "cash is the most important" and exerted efforts in the sales of inventories.

CASH FLOWS FROM INVESTING ACTIVITIES

In the six months ended 30 June 2020, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB2,511 million, representing a decrease of RMB3,995 million in net cash outflows from RMB6,506 million of net cash outflows for the same period of the previous year. This was mainly due to the year-on-year decrease in capital expenditures of the Group.

CASH FLOWS FROM FINANCING ACTIVITIES

In the six months ended 30 June 2020, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB2,764 million, representing a decrease of RMB932 million in net cash outflows from RMB3,696 million of net cash outflows for the same period of previous year, which was mainly attributable to the year-on-year decrease in the net repayment of debts.

OVERALL ANALYSIS OF EXTERNAL EQUITY INVESTMENTS

As of 30 June 2020, the Group's long-term equity investments amounted to RMB12,944 million, representing an increase of RMB46 million from RMB12,898 million as at the end of 2019.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, the Company did not utilise any of the proceeds.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

The Boffa bauxite project in Guinea with an annual capacity of 12 million tonnes: The project is divided into three parts: mines, ports and lightering, with a total investment of approximately USD706 million. As of the end of June 2020, an aggregate of approximately RMB2,880 million of capital expenditure had been incurred. The project was completed and put into operation in April 2020, and had satisfied relevant standards and fulfilled planned production volumes in May 2020.

The 2 million tonnes alumina projects of Guangxi Huasheng: Total investment of the project amounted to RMB5,805 million, and as of the end of June 2020, an aggregate of RMB4,470 million of capital expenditure had been incurred. Currently, the project is proceeding in an orderly manner.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The changes in director and senior management of the Company during the reporting period are as follows:

On 14 May 2020, Mr. Lu Dongliang proposed to resign as the chairman and executive director of the Company and from all other positions in each of the special committees under the Board due to work re-allocation, which took effect from the same day. All directors of the Company unanimously recommended Mr. Ao Hong, a director of the Company, to act on behalf of the chairman and legal representative of the Company for a term upon the resignation of Mr. Lu Dongliang until the election of the new chairman by all directors of the Company.

On 27 February 2020, Mr. Tian Yong proposed to resign as the vice president of the Company due to reaching national statutory retirement age. The dismissal of Mr. Tian Yong from the position of the vice president of the Company was approved at the 6th meeting of the seventh session of the Board held by the Company on the same day.

For details of the changes in such director and senior management of the Company, please refer to the relevant announcements published by the Company on 14 May 2020 and 27 February 2020, respectively.

As of the date of this report, the directors of the seventh session of the Board of the Company, the supervisors of the seventh session of the supervisory committee of the Company and other senior management of the Company are as follows:

Directors

Executive directors: Mr. He Zhihui (president), Mr. Jiang Yinggang (senior vice president) and Mr. Zhu Runzhou (vice president)

Non-executive directors: Mr. Ao Hong (acting on behalf of the chairman) and Mr. Wang Jun

Independent non-executive directors: Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David

Supervisors

Mr. Ye Guohua (chairman of the supervisory committee), Mr. Ou Xiaowu, Ms. Shan Shulan, Mr. Guan Xiaoguang and Mr. Yue Xuguang

Other Senior Management

Mr. Wang Jun (chief financial officer, company secretary (Board secretary)), Mr. Wu Maosen (vice president)

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of 30 June 2020, the Group had 63,935 employees. In the first half of 2020, the Group had paid remunerations of approximately RMB3,600 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, allowances, subsidies and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in various pension plans organized by relevant provincial and municipal governments, under which the Company and its subsidiaries are required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The percentage of such contributions in the employee payroll is around 16%.

The Company keeps in close touch with employees and provides them with fair working environment. In addition, the Company emphasizes the professional development of employees and provides them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

Aluminum Corporation of China ("**Chinalco**") is the single largest shareholder of the Company, which directly held 5,050,376,970 A shares of the Company as of 30 June 2020, representing approximately 29.67% of total issued share capital of the Company, and together with its subsidiaries held an aggregate of 5,295,895,019 A shares and 178,590,000 H shares of the Company, representing approximately 32.16% of total issued share capital of the Company.

As of 30 June 2020, the share capital structure of the Company was as follows:

	As of 30 June 2020	
	Number of shares held *(In million)*	Percentage of issued share capital *(%)*
Holders of A shares	**13,078.70**	**76.83**
Holders of H shares	**3,943.97**	**23.17**
Total	**17,022.67**	**100.00**

According to the publicly available information and to the best knowledge of the Company's directors, as of 30 June 2020, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Hong Kong Listing Rules**").

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors of the Company are aware, as of 30 June 2020, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A shares	5,295,895,019(L) Note 1	Beneficial owner/interest of a controlled corporation	40.49%(L)	31.11%(L)
	H shares	178,590,000(L) Note 1	Interest of a controlled corporation	4.53%(L)	1.05%(L)
BlackRock, Inc.	H shares	251,865,880(L) Note 2	Interest of a controlled corporation	6.39%(L)	1.48%(L)
		2,416,000(S) Note 2	Interest of a controlled corporation	0.06%(S)	0.01%(S)
Citigroup Inc.	H shares	206,989,010(L) Note 3	Interest of a controlled corporation/ approved lending agent	5.24%(L)	1.22%(L)
		922,675(S) Note 3	Interest of a controlled corporation	0.02%(S)	0.01%(S)
		200,198,506(P) Note 3	Approved lending agent	5.07%(P)	1.18%(P)
China Life Insurance (Group) Company* (中国人寿保险(集團)公司)	A shares	671,882,629(L) Note 4	Interest of a controlled corporation	5.14%(L)	3.95%(L)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 178,590,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) ("**Baotou Aluminum Group**"), 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) ("**Shanxi Aluminum**") and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) ("**Chinalco Overseas**").

2. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 3,964,000 H shares were held as derivatives; and among the aggregate interests in the short position in H shares, 2,108,000 H shares were held as derivatives.

3. These interests were held by various corporations controlled by Citigroup Inc.. Among the aggregate interests in the long position in H shares, 7,881,450 H shares were held as derivatives; and among the aggregate interests in the short position in H shares, 922,675 H shares were held as derivatives.

4. These interests were held by China Life Insurance Company Limited* (中國人壽保險股份有限公司), a subsidiary controlled by China Life Insurance (Group) Company* (中國人壽保險(集團)公司).

Save as disclosed above and so far as the directors of the Company are aware, as of 30 June 2020, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

On 25 February 2019, the Company completed the registration procedure with Shanghai Branch of China Securities Depository and Clearing Corporation Limited in respect of the additional shares arising from the acquisition of assets by issuing shares, under which it issued 2,118,874,715 additional A shares. Subject to trading moratorium, the additional shares issued shall not be transferred within the lock-up period of 12 months from the completion date of the issuance. On 26 February 2020, the lock-up period of such additional shares issued was released, and all such shares were tradable on the market. For details, please refer to the relevant announcements published by the Company on 26 February 2019 and 20 February 2020, respectively.

As at 31 December 2019, particulars of shares of the Company are set out as follows:

	Shares *(Number)*	Percentage *(%)*
Shares subject to trading moratorium		
1. RMB denominated ordinary shares	2,118,874,715	12.45
Total shares subject to trading moratorium	2,118,874,715	12.45
Shares not subject to trading moratorium		
1. RMB denominated ordinary shares	10,959,832,268	64.38
2. Overseas listed foreign invested shares	3,943,965,968	23.17
Total tradable shares not subject to trading moratorium	14,903,798,236	87.55
Total shares	17,022,672,951	100

As at 30 June 2020, particulars of shares of the Company are set out as follows:

	Shares *(Number)*	Percentage *(%)*
Shares subject to trading moratorium	0	0
Shares not subject to trading moratorium		
1. RMB denominated ordinary shares	13,078,706,983	76.83
2. Overseas listed foreign invested shares	3,943,965,968	23.17
Total tradable shares not subject to trading moratorium	17,022,672,951	100
Total shares	17,022,672,951	100

APPROVAL OF CHANGES IN SHARES

As the lock-up period of the additional A shares issued by the Company of 2,118,874,715 shares expired on 26 February 2020, the Company applied to the SSE for unlocking the restricted shares on 20 February 2020 and published an indicative announcement in relation to the listing and trading of the restricted shares. As approved by the SSE, all the above additional A shares issued were unlocked and listed for trading on 26 February 2020.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of 30 June 2020, the Company had 434,799 holders of A shares and H shares in total.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: shares

Shareholdings of top ten shareholders

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
Aluminum Corporation of China[Note1]	5,050,376,970	A shares	29.67	0
Hong Kong Securities Clearing Company Limited (H shares)[Note2]	3,931,471,545	H shares	23.10	-962,050
Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司)	841,600,264	A shares	4.94	0
China Life Insurance Company Limited* (中国人寿保险股份有限公司)	671,882,629	A shares	3.95	0
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	A shares	2.63	0

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥))	252,392,929	A shares	1.48	0
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.40	0
China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司)	217,589,200	A shares	1.28	0
Central Huijin Asset Management Ltd.* (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.81	0
Hong Kong Securities Clearing Company Limited (A shares)	130,751,056	A shares	0.77	-33,723,117

Notes:

1. The number of shares held by Chinalco does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum Group and Shanxi Aluminum and the H shares of the Company indirectly held by it through its subsidiary Chinalco Overseas. As of 30 June 2020, Chinalco together with its subsidiaries holds 5,474,485,019 shares of the Company, including 5,295,895,019 A shares and 178,590,000 H shares, accounting for approximately 32.16% of the total issued share capital of the Company.

2. 3,931,471,545 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Chinalco Overseas, a subsidiary of Chinalco.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2020, Mr. Jiang Yinggang, an executive director and the senior vice president of the Company, held 10,000 A shares of the Company as personal interests in the capacity of beneficial owner, representing 0.000076% of the relevant class of issued share capital (A shares) and 0.000059% of the total issued share capital of the Company.

Save as disclosed above, as of 30 June 2020, none of the directors, supervisors or president (chief executive) of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong) which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance of Hong Kong; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended 30 June 2020, none of the directors, supervisors, president (chief executive), senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2020.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2020, the Group's assets charged and pledged for bank borrowings included property, plant and equipment, right-of-use asset, intangible assets and investment in associates. The aggregate amount of the charged assets was RMB6,594 million. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity and investments in subsidiaries. For details, please refer to note 11 to the financial statements.

GUARANTEES

As of 30 June 2020, the Company's balance of external guarantees (excluding guarantees provided to subsidiaries) amounted to approximately RMB6 million and the balance of guarantees provided to subsidiaries amounted to approximately RMB14,024 million, details of which are as follows:

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司) ("**Ningxia Energy**") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd.* (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd.* (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy, in 2014) with a loan term of 14 years. As of 30 June 2020, the balance of the guarantee provided by Ningxia Energy amounted to RMB6 million.

As of 30 June 2020, the balance of the guarantee mutually provided between Ningxia Energy, a controlled subsidiary of the Company, and its subsidiaries amounted to RMB2,442 million.

In October 2016, Chalco Hong Kong Limited ("**Chalco Hong Kong**") and its certain subsidiaries provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. In September 2018, Chalco Hong Kong provided guarantee for senior bonds of USD400 million issued by Chalco Hong Kong Investment Company Limited. As of 30 June 2020, the balance of the guarantee provided by Chalco Hong Kong and its certain subsidiaries amounted to USD900 million (equivalent to approximately RMB6,327 million).

In March 2017, Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of financing up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2020, the balance of the guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB1,194 million.

In April 2018, Shandong Huayu New Materials Co., Ltd. ("**Shandong Huayu**") entered into a guarantee contract with Linyi Luozhuang Sub-branch of China Minsheng Bank, pursuant to which Shandong Huayu would provide guarantee in respect of a loan of RMB100 million for its controlled subsidiary Shandong Yixing Carbon New Materials Co., Ltd.* (山東沂興炭素新材料有限公司) ("**Yixing Carbon**"). As of 30 June 2020, the balance of the guarantee provided by Shandong Huayu to Yixing Carbon amounted to RMB17 million.

In August 2018, China Aluminum International Trading Co., Ltd. ("**Chalco Trading**") entered into a guarantee contract with Dalian Commodity Exchange, pursuant to which Chalco Trading would provide guarantee of RMB1,000 million for its controlled subsidiary Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian Trading**"). As of 30 June 2020, the balance of the guarantee provided by Chalco Trading to Inner Mongolian Trading amounted to RMB390 million.

In March 2020, China Aluminum Logistics Group Corporation Co., Ltd ("**Chalco Logistics**") entered into a guarantee contract with Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**") with its net assets. As of 30 June 2020, the balance of the guarantee provided by Chalco Logistics to Central Port amounted to RMB1,354 million.

The Company provided financing guarantee for Chalco Energy Holdings Co., Ltd.* (中國鋁業能源控股有限公司) ("**Chalco Energy Holdings**"), a subsidiary of the Company, due to the financing of the mining project in Bofa, Guinea. As of 30 June 2020, the balance of the guarantee provided by the Company to Chalco Energy Holdings amounted to RMB2,200 million.

The Company provided guarantee of RMB1,000 million for the application of alumina futures delivery warehouse in Qianhai Mercantile Exchange by Chalco Trading, a subsidiary of the Company. As at 30 June 2020, the balance of the guarantee provided by the Company to Chalco Trading amounted to RMB100 million.

CORPORATE GOVERNANCE

The Articles of Association of Aluminum Corporation of China Limited, the Rules of Procedures for the Shareholders' Meetings of Aluminum Corporation of China Limited, the Rules of Procedures for the Board Meetings of Aluminum Corporation of China Limited, the Rules of Procedures for the Meetings of the Supervisory Committee of Aluminum Corporation of China Limited, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents, and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code**") as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the view that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board of the Company has formulated written guidelines on securities transactions by the directors, supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. After a specific enquiry made by the Company, all directors, supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD AND ITS COMMITTEES, SUPERVISORY COMMITTEE AND GENERAL MEETING

The Board

During the reporting period, the member of the seventh session of the Board of the Company consisted of Mr. Lu Dongliang (chairman, resigned on 14 May 2020), Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou as executive directors; Mr. Ao Hong (acting on behalf of the chairman since 14 May 2020) and Mr. Wang Jun as non-executive directors; and Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David as independent non-executive directors.

In the first half of 2020, three meetings were held by the Board of the Company (including one physical meeting and two telecommunication meetings), namely the sixth meeting of the seventh session of the Board held on 27 February 2020, the seventh meeting of the seventh session of the Board held on 26 March 2020 and the eighth meeting of the seventh session of the Board held on 28 April 2020. A total of 28 resolutions were considered and approved at the above three meetings and the resolutions cover regular reports of the Company, annual social responsibility report, annual assessment report on internal control, audit report on internal control, annual profit distribution proposal, annual operating and investment plans, annual financing and bond issuance plans, provision of guarantees for subsidiaries, annual remuneration standards for the Company's directors, supervisors and senior management, change of auditors, change of senior management and related-party transactions.

Audit Committee

During the reporting period, the Audit Committee under the seventh session of the Board of the Company consisted of three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David served as the chairman of the committee.

The Audit Committee of the Board and the management of the Company have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial report for the six months ended 30 June 2020.

In the first half of 2020, three meetings were held by the Audit Committee of the Board with 19 resolutions being considered and approved, including the audit report and the audited financial report for the year 2019, the internal control report for the year 2019, the risk management report, change of auditors, 2020 first quarterly report and related-party transaction proposals.

Nomination Committee

During the reporting period, the Nomination Committee under the seventh session of the Board of the Company consisted of two executive directors, namely Mr. Lu Dongliang (resigned on 14 May 2020) and Mr. He Zhihui, and three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lu Dongliang served as the chairman of the committee.

In the first half of 2020, although no formal meeting was held by the Nomination Committee of the Board, the members of the committee had carried out thorough discussions about relevant matters in their presence at Board meetings or in the ordinary course of business, and made recommendations to the Board.

Remuneration Committee

During the reporting period, the Remuneration Committee under the seventh session of the Board of the Company consisted of one non-executive director, Mr. Ao Hong, and two independent non-executive directors, namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai served as the chairman of the committee.

In the first half of 2020, one meeting was held by the Remuneration Committee of the Board, at which the resolution in relation to the formulation of remuneration standards for directors, supervisors and senior management of the Company for the year 2020 was considered and approved.

Development and Planning Committee

During the reporting period, the Development and Planning Committee under the seventh session of the Board of the Company consisted of three executive directors, namely Mr. Lu Dongliang (resigned on 14 May 2020), Mr. He Zhihui and Mr. Zhu Runzhou, and one independent non-executive director, Mr. Hu Shihai. Mr. Lu Dongliang served as the chairman of the committee.

In the first half of 2020, one meeting was held by the Development and Planning Committee of the Board, at which the resolutions in relation to the Company's production guidance plan for the year 2020, the investment plan for the year 2020 and the operating plan for the year 2020 were considered and approved.

Occupational Health & Safety and Environment Committee

During the reporting period, the Occupational Health & Safety and Environment Committee under the seventh session of the Board of the Company consisted of two executive directors, namely, Mr. Lu Dongliang (resigned on 14 May 2020) and Mr. Jiang Yinggang, and one non-executive director, namely, Mr. Wang Jun. Mr. Jiang Yinggang served as the chairman of the committee.

In the first half of 2020, one meeting was held by the Occupational Health & Safety and Environment Committee of the Board, at which the resolution in relation to the key points of occupational health and safety and environmental protection work of the Company for the year 2020 was considered and approved.

Supervisory Committee

During the reporting period, the seventh session of the supervisory committee of the Company consisted of three shareholder representative supervisors, namely Mr. Ye Guohua (chairman of the supervisory committee), Mr. Ou Xiaowu and Ms. Shan Shulan, and two employee representative supervisors, namely Mr. Guan Xiaoguang and Mr. Yue Xuguang.

In the first half of 2020, a total of two meetings (including one physical meeting and one telecommunication meeting) were held by the supervisory committee of the Company, namely the fourth meeting of the seventh session of the supervisory committee held on 25 March 2020 and the fifth meeting of the seventh session of the supervisory committee held on 28 April 2020, at which 5 resolutions were considered and approved, including the annual report of the Company for the year 2019, the work report of the supervisory committee for the year 2019, the social responsibility report for the year 2019, the internal control report for the year 2019 and 2020 first quarterly report of the Company.

General Meeting

In the first half of 2020, the Company convened one general meeting, namely the 2019 annual general meeting held on 23 June 2020. A total of 13 resolutions were considered and approved at the above meeting, including the annual report of the Board of the Company, the annual report of the supervisory committee, the audited financial report, the annual profit distribution proposal of the Company, the annual financing and bonds issuance plans, change of auditors, provision of guarantees, etc. The convening, holding and voting procedures for the above general meeting are legal and valid, and all the resolutions submitted at the general meeting were passed.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the relevant provisions of China Securities Regulatory Commission, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules and duly performed its corporate governance obligations without any deviation from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules in relation to corporate governance.

The Company will stay in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, the SSE, the Hong Kong Stock Exchange and the NYSE. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as bring returns to the shareholders through high-quality development results of the Company. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2019

As considered and approved at the 2019 annual general meeting of the Company convened on 23 June 2020, no final dividends were distributed for the year 2019.

3. MATERIAL LITIGATION AND ARBITRATION

There was no material litigation or arbitration involving the Company during the reporting period.

4. CONNECTED TRANSACTIONS

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Set out below are the annual caps for the non-exempted continuing connected transactions of the Group and the actual transaction amounts incurred by the Group as of 30 June 2020:

		Aggregated consideration (as of 30 June 2020) *(in RMB million)*	Annual cap for the year 2020 *(in RMB million)*
Purchases of goods or services:			
(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	114	500
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	3,113	15,300
(C)	Mineral Supply Agreement (Counterparty: Chinalco)	5	360
(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	999	13,100
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	177	500
(F)	Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	27	200

		Aggregated consideration (as of 30 June 2020) *(in RMB million)*	Annual cap for the year 2020 *(in RMB million)*
(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.*(中鋁財務有限責任公司))		
	Daily cap of deposit balance (including accrued interest)	6,785	Daily cap of deposit balance 12,000
	Daily cap of loan balance (including accrued interest)	2,901	Daily cap of loan balance 15,000
	Other financial services	0	50
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.*(中鋁融資租賃有限公司))	662	10,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.* (中鋁商業保理(天津)有限公司))	98	3,000
(J)	Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.* (中鋁視拓智能科技有限公司))	11	200
Sales of goods or services:			
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	6,426	30,800
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	14	100

During the reporting period, the aforesaid continuing connected transactions have been performed in accordance with relevant agreements as announced. The continuing connected transactions of the Group are mainly the transactions between the Group and Chinalco.

ONE-OFF CONNECTED TRANSACTIONS (NON-EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

Integration of logistics assets of Zhongzhou enterprises by the Company

On 26 March 2020, the seventh meeting of the seventh session of the Board of the Company considered and approved the Resolution on the Proposed Integration of Logistics Assets of Zhongzhou Enterprises by the Company, approving the integration of logistics assets of China Aluminum Logistics Group Zhongzhou Co., Ltd.* (中鋁物流集團中州有限公司) ("**Logistics Zhongzhou**"), Henan Zhongzhou Logistics Co., Ltd.* (河南中州物流有限公司) ("**Zhongzhou Logistics**") and Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司) ("**Zhongzhou Aluminum**") by the Company. The integration is divided into the following three steps:

(1) The former shareholders of Logistics Zhongzhou, namely Chalco Logistics and Henan Zhongzhou Aluminum Plant Co., Ltd.* (河南中州鋁廠有限公司) ("**Zhongzhou Aluminum Plant**"), and the newly introduced shareholder, Zhongzhou Aluminum, agreed to make a capital contribution of RMB78.3903 million, RMB11.7169 million and RMB95.2111 million in cash (or bank's acceptance bill) to Logistics Zhongzhou, respectively. Upon completion of the capital contribution, Logistics Zhongzhou is held as to 46.36%, 14.06% and 39.58% by Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum.

On 26 March 2020, Chalco Logistics, Zhongzhou Aluminum Plant, Logistics Zhongzhou and Zhongzhou Aluminum jointly entered into the Capital Contribution Agreement of China Aluminum Logistics Group Zhongzhou Co., Ltd.

(2) Logistics Zhongzhou absorbed and merged Zhongzhou Logistics, a wholly-owned subsidiary of Zhongzhou Aluminum Plant, by way of agreement at a consideration of RMB31.4756 million. Upon completion of the absorption and merger, Logistics Zhongzhou is held as to 41%, 24% and 35% by Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum, respectively, and Zhongzhou Logistics will cancel its legal status.

On 14 April 2020, Logistics Zhongzhou, Zhongzhou Logistics, Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum jointly entered into the Agreement on Absorption and Merger of Henan Zhongzhou Logistics Co., Ltd. by China Aluminum Logistics Group Zhongzhou Co., Ltd.

(3) Logistics Zhongzhou acquired the assets and liabilities related to the logistics business of Zhongzhou Aluminum by way of agreement at a consideration of RMB126.5018 million.

On 14 April 2020, Zhongzhou Aluminum and Logistics Zhongzhou entered into the Agreement on Transfer of Assets and Debts of Logistics and Re-location of Related Personnel of Chalco Zhongzhou Aluminum Co., Ltd.

As each of Zhongzhou Aluminum Plant and Zhongzhou Logistics is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Logistics Zhongzhou is a connected subsidiary of the Company under Chapter 14A of the Hong Kong Listing Rules. Both Chalco Logistics and Zhongzhou Aluminum are wholly-owned subsidiaries of the Company. Accordingly, the above transactions constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the above transactions is more than 0.1% but less than 5%, they are subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matters, please refer to the relevant announcements published by the Company on 26 March 2020 and 14 April 2020, respectively.

ONE-OFF CONNECTED TRANSACTION (EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

Capital contribution to Chongqing Southwest Aluminum Transportation Co., Ltd.* (重慶西南鋁運輸有限公司) by Chalco Logistics

On 26 March 2020, the seventh meeting of the seventh session of the Board of the Company considered and approved the Resolution on Proposed Capital Contribution to Chongqing Southwest Aluminum Transportation Co., Ltd. by China Aluminum Logistics Group Corporation Ltd., approving that Chalco Logistics, a wholly-owned subsidiary of the Company, would make a capital contribution of RMB8.1894 million in cash to Chongqing Southwest Aluminum Transportation Co., Ltd. ("**Southwest Aluminum Transportation Company**") by way of agreement. Upon completion of the capital contribution, Southwest Aluminum Transportation Company is held 51% by Chalco Logistics, and would become a subsidiary of Chalco Logistics.

On 26 March 2020, Chalco Logistics entered into the Capital Contribution Agreement of Chongqing Southwest Aluminum Transportation Co., Ltd. with Southwest Aluminum Transportation Company and its former shareholder Xinan Aluminum (Group) Co., Ltd.* (西南鋁業(集團)有限責任公司) ("**Xinan Aluminum**").

As each of Xinan Aluminum and Southwest Aluminum Transportation Company is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Thus, the above transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. However, as the highest applicable percentage ratio in respect of the above transaction is less than 0.1%, it is exempt from the reporting, announcement and independent shareholders' approval requirements.

For details of the aforesaid matter, please refer to the announcement published by the Company on 26 March 2020.

5. PERFORMANCE OF UNDERTAKINGS

There were no outstanding undertakings during the reporting period.

6. OTHER SIGNIFICANT EVENTS

CHANGE OF INDEPENDENT AUDITORS

Pursuant to the relevant requirements under the Notice on the Issues Relating to Accounting Firms Undertaking Auditing of Final Financial Accounts of Central Enterprises (Cai Kuai [2011] No. 24) (《關於會計師事務所承擔中央企業財務決算審計有關問題的通知》(財會[2011]24號)) issued by the Ministry of Finance of the People's Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China, as Ernst & Young Hua Ming LLP and Ernst & Young, the former independent auditors of the Company, have provided audit services to the Company for 8 consecutive years, reaching the prescribed limit for consecutive auditing. As considered and approved by the seventh meeting of the seventh session of the Board held on 26 March 2020 and the 2019 annual general meeting held on 23 June 2020, the Company appointed PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the independent auditors of the Company for 2020. Among others, PricewaterhouseCoopers Zhong Tian LLP is mainly the domestic and the U.S. auditor of the Company (including internal control audit); PricewaterhouseCoopers is mainly the Hong Kong auditor of the Company.

For details of the aforesaid matter, please refer to the relevant announcements published by the Company on 26 March 2020 and 23 June 2020, respectively.

7. OTHER MISCELLANEOUSES

Improving the energy management system and actively reducing energy consumption

With respect to energy conservation, the Company attached great importance to energy conservation and continuously improved the energy management system. The main work carried out in 2020 included: Firstly, the Company solidly carried out energy efficiency benchmarking, continuously optimized energy consumption indicators, and at the same time performed well the energy efficiency standards of new projects and the reconstruction and optimization of existing production lines based on the principles of safety, order, speediness and economy. Secondly, the Company established the concept of systematic energy conservation, strengthened the process smoothness, and reduced energy consumption by strictly controlling all steps, rationalizing suggestions and technological transformation. For example, by optimizing process parameters, the unit production capacity of the roasting furnace was increased with the reduction in the energy consumption in the roasting process. Thirdly, with the platforms of design institute and research institute, the Company promoted the "new energy-saving technology for stable current and heat preservation electrolytic cells" (referred to as "**FHEST technology**") and new technologies of reducing carbon, alkali and organics generated from alumina production systems, decreased the energy consumption of electrolytic aluminum, improved the stability of alumina production process, and thus achieved a stable and efficient production. Fourthly, the Company carried out the research to reduce carbon, alkali and organics generated from the alumina production system, continuously improved process stability and thus achieved a stable and efficient production. Fifthly, the Company strengthened the inspection and maintenance management of thermal power plant units, improved the reliability of operation units, reduced the number of unplanned outages, and continuously decreased the coal consumption for power supply and heating.

Implementing Precise Management System of Safety and Environmental Protection

With respect to environmental protection, according to the Standards for Precise Management System of Occupational Health, Safety and Environmental Protection of Aluminum Corporation of China (中國鋁業集團有限公司職業健康安全環保精準管理體系規範) and the Evaluation Standards for Precise Management System of Occupational Health, Safety and Environmental Protection of Aluminum Corporation of China (中國鋁業集團有限公司職業健康安全環保精準管理體系考評標準), the subsidiaries of the Company have established and implemented the CAHSE Precise Management System of Safety and Environmental Protection, and the review of CAHSE Precise Management System is made for subsidiaries once a year. In 2020, the Company's subsidiaries will complete the self-evaluation of the precise management system in August, and the Company will complete the evaluation of its subsidiaries by October.

Continuously Improving Internal Control System

With respect to internal control, the Company actively promoted the construction of the comprehensive supervision system, set up a leading group for the construction of the comprehensive supervision system, and effectively implemented the pilot work plan for the construction of the comprehensive supervision system. The Company established a collaborative inspection mechanism, a collaborative audit mechanism for audit results, a collaborative rectification mechanism for problems found, and a coordination mechanism for monthly regular meetings, so as to promote the integration and collaborative supervision between business operation and audit. In addition, the Company improved the management of issues rectification. In 2019, the Company issued the Management Measures for Rectification of Issues Found in Audit (審計發現問題整改管理辦法), established an information platform for issues rectification, with a three-in-one collaborative rectification mode integrating audited units, functional departments and internal review departments. The Company also attached great importance to the role of audit findings on the promotion of internal control, vigorously implemented the sharing of audit results, consolidated the same items with common factors in the process of "looking back" on audit findings, facilitated the continuous improvement of internal control system construction in professional areas, thus effectively avoided the recurrence of issues.

Perfecting the Waste Water Recycling System to Realize Zero Discharge of Industrial Waste Water

The Company's water intake sources mainly come from the Yellow River, the Yangtze River and their tributaries, and the Company has a complete industrial waste water recycling system, and all of its aluminum smelting enterprises achieved the "zero discharge" of industrial waste water. All properly treated industrial waste water is reused as part of the Company's alternative water source for production. The use of recycling water not only has reduced the use of new water, but also is an important measure for the Company to decrease the pressure of water supply.

pwc 羅兵咸永道

**REPORT ON REVIEW
OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED**
(incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 50 to 108, which comprises the interim condensed consolidated statement of financial position of Aluminum Corporation Of China Limited (the "**Company**") and its subsidiaries (together, the "**Group**") as at 30 June 2020 and the interim condensed consolidated statement of profit or loss and other comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

pwc 羅兵咸永道

REPORT ON REVIEW
OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED (Continued)
(incorporated in the People's Republic of China with limited liability)

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 August 2020

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2020 (Unaudited)	31 December 2019 (Restated (Note 25))
ASSETS			
Non current assets			
Property, plant and equipment	6	**102,381,551**	103,408,976
Right-of-use assets		**14,482,330**	15,890,437
Investment properties		**1,524,914**	1,503,266
Intangible assets	7	**13,634,615**	13,764,460
Investments in joint ventures	8	**3,409,204**	3,385,582
Investments in associates	8	**9,535,070**	9,512,401
Other financial assets measured at fair value		**2,244,389**	2,239,251
Deferred tax assets		**1,486,444**	1,522,729
Other non-current assets		**3,528,573**	3,208,922
Total non current assets		**152,227,090**	154,436,024
Current assets			
Inventories		**18,524,836**	19,515,641
Trade and notes receivables	9	**9,705,228**	7,419,218
Other current assets		**8,185,063**	9,178,799
Other financial assets measured at fair value		**4,143,450**	3,503,175
Restricted cash and term deposits		**1,103,319**	1,305,781
Cash and cash equivalents (excluding bank overdrafts)		**8,830,293**	7,778,853
Total current assets		**50,492,189**	48,701,467
Total assets		**202,719,279**	203,137,491

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	**30 June 2020 (Unaudited)**	31 December 2019 (Restated (Note 25))
EQUITY			
Share capital	10	**17,022,673**	17,022,673
Other equity instruments		**5,486,429**	5,487,104
Other reserves		**34,350,883**	34,369,802
Accumulated losses		**(2,171,888)**	(2,207,600)
		54,688,097	54,671,979
Non-controlling interests		**16,340,281**	16,085,487
Total equity		**71,028,378**	70,757,466
LIABILITIES			
Non current liabilities			
Interest-bearing loans and borrowings	11	**60,120,279**	59,243,563
Deferred tax liabilities		**1,534,380**	1,712,739
Other non-current liabilities		**2,249,734**	2,220,620
Total non current liabilities		**63,904,393**	63,176,922

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2020 (Unaudited)	31 December 2019 (Restated (Note 25))
Current liabilities			
Trade and notes payables	12	**13,561,705**	12,608,806
Other payables and accrued liabilities		**11,354,414**	12,415,608
Contract liabilities		**1,392,302**	1,638,826
Financial liabilities at fair value through profit or loss		**9,373**	805
Income tax payable		**275,525**	252,454
Interest-bearing loans and borrowings	11	**41,193,189**	42,286,604
Total current liabilities		**67,786,508**	69,203,103
Total liabilities		**131,690,901**	132,380,025

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Ao Hong	**Wang Jun**
Director	*Chief Financial Officer*

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June **2020** **(Unaudited)**	2019 (Restated and unaudited)
Continuing operations			
Revenue	5	**84,108,752**	95,020,681
Cost of sales	13	**(79,213,120)**	(89,045,265)
Gross profit		**4,895,632**	5,975,416
Selling and distribution expenses	13	**(735,027)**	(879,164)
General and administrative expenses	13	**(1,747,203)**	(1,914,759)
Research and development expenses	13	**(372,078)**	(241,280)
Net impairment losses on financial assets		**(170,394)**	(110,902)
Other income	14(a)	**71,299**	77,244
Other gains – net	14(b)	**466,774**	931,884
Operating profit		**2,409,003**	3,838,439
Finance income	15	**134,154**	212,853
Finance costs	15	**(2,231,646)**	(2,594,277)
Finance costs – net		**(2,097,492)**	(2,381,424)
Share of net profits of investments accounted for using the equity method			
Joint ventures		**22,806**	60,097
Associates		**58,003**	70,138
		80,809	130,235
Profit before income tax		**392,320**	1,587,250
Income tax expense	16	**(162,478)**	(415,084)
Profit for the period		**229,842**	1,172,166
Profit attributable to:			
Owners of the Company		**35,712**	707,411
Non-controlling interests		**194,130**	464,755
		229,842	1,172,166
Basic and diluted (losses)/earnings per share attributable to ordinary equity holders of the Company *(expressed in RMB per share)*	17	**(0.006)**	0.035

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2020 (Unaudited)	2019 (Restated and unaudited)
Profit for the period		**229,842**	1,172,166
Other comprehensive income			
Items that may be reclassified to profit or loss			
Exchange differences on translation of foreign operations		**(16,599)**	(4,870)
Items that will not be reclassified to profit or loss			
Changes in the fair value of financial assets measured at fair value through other comprehensive income		**(24,002)**	5,510
Income tax effect		**5,536**	(1,375)
Other comprehensive income for the period, net of tax		**(35,065)**	(735)
Total comprehensive income for the period		**194,777**	1,171,431
Total comprehensive (loss)/income for the period attributable to:			
Owners of the Company		**647**	706,489
Non-controlling interests		**194,130**	464,942
		194,777	1,171,431

The above unaudited interim condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
As at 31 December 2019 (Audited)	17,022,673	27,019,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,216,946)	54,659,633	16,065,427	70,725,060
Adjustment due to a business combination under common control *(Note 21)*	-	3,000	-	-	-	-	-	-	9,346	12,346	20,060	32,406
As at 31 December 2019 (Restated)	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466
Profit for the period	-	-	-	-	-	-	-	-	35,712	35,712	194,130	229,842
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	(18,466)	-	-	-	(18,466)	-	(18,466)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(16,599)	-	(16,599)	-	(16,599)
Total comprehensive income for the period	-	-	-	-	-	(18,466)	-	(16,599)	35,712	647	194,130	194,777
Business combination under common control *(Note 21)*	-	(21,896)	-	-	-	-	-	-	-	(21,896)	21,896	-
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(7,349)	(7,349)
Capital injection from non-controlling shareholders	-	4,438	-	-	-	-	-	-	-	4,438	141,493	145,931
Underwriting fees of other equity instruments	-	-	-	-	-	-	(675)	-	-	(675)	-	(675)
Share of reserves of joint ventures and Associates	-	-	(48)	-	13,217	-	-	-	-	13,169	-	13,169
Other appropriations	-	-	-	-	20,435	-	-	-	-	20,435	(20,394)	41
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	-	(74,982)	(74,982)
As at 30 June 2020 (Unaudited)	17,022,673	27,004,644	1,108,496	5,867,557	173,543	31,045	5,486,429	165,598	(2,171,888)	54,688,097	16,340,281	71,028,378

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
As at 31 December 2018 (Audited)	14,903,798	18,454,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,856,064)	52,415,307	15,254,312	67,669,619
Adjustment due to a business combination under common control *(Note 21)*	-	3,000	-	-	-	-	-	-	7,243	10,243	19,659	29,902
As at 31 December 2018 (Restated)	14,903,798	18,457,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,848,821)	52,425,550	15,273,971	67,699,521
Profit for the period	-	-	-	-	-	-	-	-	707,411	707,411	464,755	1,172,166
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	3,948	-	-	-	3,948	187	4,135
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(4,870)	-	(4,870)	-	(4,870)
Total comprehensive income for the period	-	-	-	-	-	3,948	-	(4,870)	707,411	706,489	464,942	1,171,431
Disposal of subsidiaries	-	-	-	-	(1,666)	-	-	-	-	(1,666)	(5,318)	(6,984)
Business combination under common control *(Note 21)*	-	(237)	-	-	-	-	-	-	-	(237)	-	(237)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(121,900)	(121,900)
Acquisition of non-controlling interests	-	17,012	-	-	-	-	-	-	-	17,012	(17,012)	-
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	783,632	783,632
Issuance of shares	2,118,875	(2,170,553)	-	-	-	-	-	-	-	(51,678)	-	(51,678)
Other appropriations	-	-	-	-	68,934	-	-	-	-	68,934	(1,011)	67,923
Share of reserves of joint ventures and associates	-	-	-	-	5,596	-	-	-	-	5,596	-	5,596
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	-	(64,002)	(64,002)
As at 30 June 2019 (Restated and unaudited)	17,022,673	16,303,900	11,690,292	5,867,557	218,802	10,536	3,988,000	209,650	(2,141,410)	53,170,000	16,313,302	69,483,302

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June **2020** (Unaudited)	2019 (Restated and unaudited)
Net cash inflow from operating activities	19	**6,003,830**	3,034,744
Cash flows from investing activities			
Purchases of property, plant and equipment		**(3,083,197)**	(4,501,026)
Purchase of financial product		**(7,020,000)**	(2,000,000)
Proceeds from disposal of property, plant and equipment		**935,240**	167,821
Loans to by third parties		**–**	(26,055)
Purchases of investment properties		**–**	(55,843)
Proceeds from disposal of a joint venture and an associate		**–**	291,081
Proceeds from disposal of subsidiaries, net of cash		**–**	22,106
Proceeds from disposal of other financial assets measured at fair value		**6,393,333**	–
Investments in joint ventures		**(2,000)**	–
Investments in associates		**–**	(425,520)
Dividend from financial assets measured at fair value through other comprehensive income		**48,710**	48,991
Increase in term deposits		**(22,684)**	(52,684)
Change in deposit of futures contracts		**180,407**	(95,756)
Assets-related government grants received		**7,801**	51,438
Proceeds from disposal of right-of-use assets		**12,849**	–
Dividends received from associates and joint ventures		**38,997**	69,735
Net cash outflow from investing activities		**(2,510,544)**	(6,505,712)

For the six months ended 30 June 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2020 (Unaudited)	2019 (Restated and unaudited)
Cash flows from financing activities			
Repayments of short-term notes and mid-term bonds		**(16,923,472)**	(7,000,000)
Repayments of short-term and long-term bank and other loans		**(14,971,126)**	(42,924,925)
Repayments of gold leasing arrangements		**(7,018,609)**	(1,182,400)
Business combination under common control		**–**	(237)
Proceeds from gold leasing arrangements		**–**	6,921,860
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		**23,382,733**	19,973,537
Drawdown of short-term and long-term bank and other loans		**15,624,379**	24,420,262
Senior perpetual securities' distribution paid		**(74,982)**	(64,002)
Capital injection from non-controlling shareholders		**143,650**	398,582
Instalment payment of bonds issuance expenses		**(7,828)**	–
Share issue cost		**–**	(51,678)
Principal portion of lease payments		**(943,602)**	(1,705,733)
Dividends paid by subsidiaries to non-controlling shareholders		**(77,221)**	(143,981)
Interest paid		**(1,898,220)**	(2,202,575)
Payment of business combination		**–**	(134,820)
Net cash outflow from financing activities		**(2,764,298)**	(3,696,110)
Net increase/(decrease) in cash and cash equivalents		**728,988**	(7,167,078)
Cash and cash equivalents at the beginning of the period		**7,778,853**	19,130,835
Net foreign exchange difference		**21,843**	(31,417)
Cash and cash equivalents at end of the six months ended 30 June		**8,529,684**	11,932,340

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1 GENERAL INFORMATION

Aluminum Corporation of China Limited (the "**Company**") (中國鋁業股份有限公司) and its subsidiaries (together the "**Group**") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on 10 September 2001 and is domiciled in the People's Republic of China (the "**PRC**") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("**Chinalco**") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**").

The unaudited interim condensed consolidated financial information is presented in thousands of Renminbi ("**RMB**") unless otherwise stated.

These unaudited interim condensed consolidated financial information was approved for issuance on 27 August 2020.

The unaudited interim condensed consolidated financial information has not been audited.

(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The unaudited interim condensed consolidated financial information for the six months ended 30 June 2020 has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual consolidated financial information for the year ended 31 December 2019.

Going Concern

As at 30 June 2020, the Group's current liabilities exceeded its current assets by approximately RMB17,294 million (31 December 2019: RMB20,502 million). The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities for the period from 1 July 2020 to 30 June 2021;
- Unutilised banking facilities of approximately RMB169,316 million as at 30 June 2020, of which amounts totalling RMB122,467 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing;
- Bond facilities registered with National Association of Financial Market Institutional Investors but not yet utilised; and
- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 30 June 2020. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the unaudited interim condensed consolidated financial information.

(Amounts expressed in thousands of RMB

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 Basis of preparation (Continued)

Merger accounting for business combination under common control

The accounting policies for business combination under common control of The unaudited interim condensed consolidated financial information is consistent with those applied in the preparation of the Group's annual financial statements for the year ended 31 December 2019.

The comparative financial information has been restated to reflect the business combinations under common control which took place during the six months ended 30 June 2020 as set out in Note 21; the comparative financial information was retrospectively adjusted as if the business combination had occurred from the beginning of the earliest period presented.

2.2 Significant accounting policies

The accounting policies adopted in the preparation of The unaudited interim condensed consolidated financial information is consistent with those applied in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of new and amended standards effective for the year/period beginning on or after 1 January 2020.

- IASB issues IFRS 16 COVID-19 rent concessions amendment (Note (a))
- IFRS IC decision on IFRS 16 lease term
- Amendments to IAS 1 and IAS 8 on the definition of material
- Amendments to IFRS 3 – definition of a business
- Amendments to IFRS 9 and IFRS 7 – interest rate benchmark reform
- Revised Conceptual Framework for Financial Reporting

(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Significant accounting policies (Continued)

It is effective from financial year beginning on or after 1 June 2020, and early adoption is permitted, so the Group has early adopted Amendment to IFRS 16 COVID-19 rent concessions from 1 January 2020. The amendment provides an optional practical expedient allowing lessees to elect not to assess whether a rent concession related to COVID-19 is a lease modification. Lessees adopting this election may account for qualifying rent concessions in the same way as they would if they were not lease modifications. The practical expedient only applies to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met: a. the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; b. any reduction in lease payments affects only payments due on or before 30 June 2021; and c. there is no substantive change to other terms and conditions of the lease.

The Group has applied the practical expedient to all qualifying COVID-19 related rent concessions. Rent concessions totalling RMB625 thousands have been accounted for as negative variable lease payments and recognised in administrative expenses in The unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2020 (Note 13), with a corresponding adjustment to the lease liability. There is no impact on the opening balance of equity as at 1 January 2020.

The impact of adoption of the above new and amended standards is not material to the Group's unaudited interim condensed consolidated financial information.

(Amounts expressed in thousands of RMB

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the unaudited interim condensed consolidated financial information requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these unaudited interim condensed consolidated financial information, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of uncertainty of estimates were consistent with those applied to the consolidated financial information for the year ended 31 December 2019.

4 SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

There was outbreak of COVID-19 in the PRC in January 2020 and subsequently expanded to a worldwide pandemic. The COVID-19 outbreak has great impact in domestic aluminum and alumina market during the first half of 2020. The drop of price during the six months ended 30 June 2020 has led to a significant decrease of the Group's revenue and gross profit for the six months ended 30 June 2020.

The Group has followed and strengthened its support to the government's requirements on COVID-19 prevention and control work and has taken all possible effective measures to mitigate the impact, including control of procurement and sales paces in market fluctuations, adjustment of the products structure and marketing strategies and cut-down of operating costs and expenses.

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

4 SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD (CONTINUED)

As at 30 June 2020 and up to date of this report, the COVID-19 has been effectively controlled in the PRC. As a result, domestic production and market of industrial products has gradually returned to normal and the price of aluminum and alumina has recovered to the level before the outbreak of COVID-19. However, the control of COVID-19 globally seems still indefinite, which increases the risk of global economic recession and uncertainty of PRC economy in a longer term. The Company has been continuously monitoring and assessing the development of the COVID-19. Interim impairment test for financial and non-financial assets has been carried out with key assumptions and factors been considered for necessary revisions as the result of the COVID-19 outbreak. The liquidity risk, including the basis of going concern, has also been assessed up to date of authorisation of this interim financial information (Note 2.1).

5 REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the period is as follows:

	For the six months ended 30 June	
	2020	2019 (Restated)
Revenue from contracts with customers (net of value-added tax) *(Note a)*		
Sale of goods	**83,269,768**	94,491,547
Rendering of services	**695,151**	365,583
	83,964,919	94,857,130
Revenue from other sources		
Rental income	**143,833**	163,551
	84,108,752	95,020,681

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers

	For the six months ended 30 June 2020						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Type of goods or services							
Sale of goods	20,994,063	22,876,551	70,528,499	3,294,025	182,824	(34,606,194)	83,269,768
Rendering of services	–	–	695,151	–	–	–	695,151
	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919
Geographical markets							
Mainland China	20,994,063	22,876,551	67,681,734	3,294,025	182,824	(34,606,194)	80,423,003
Outside of mainland China	–	–	3,541,916	–	–	–	3,541,916
	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919
Timing of revenue recognition							
Goods transferred at a point in time	20,994,063	22,876,551	70,528,499	3,294,025	182,824	(34,606,194)	83,269,768
Services transferred over time	–	–	695,151	–	–	–	695,151
	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers (Continued)

	For the six months ended 30 June 2020						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Revenue from contracts with customers							
External customers	7,136,664	16,841,183	56,586,284	3,253,993	146,795	-	83,964,919
Intersegment sales	13,857,399	6,035,368	14,637,366	40,032	36,029	-	34,606,194
	20,994,063	22,876,551	71,223,650	3,294,025	182,824	-	118,571,113
Intersegment adjustments and eliminations	(13,857,399)	(6,035,368)	(14,637,366)	(40,032)	(36,029)	-	(34,606,194)
Total revenue from contracts with customers	7,136,664	16,841,183	56,586,284	3,253,993	146,795	-	83,964,919

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers (continued)

	For the six months ended 30 June 2019 (Restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sale of goods	21,766,145	23,912,647	77,892,854	3,352,498	237,669	(32,670,266)	94,491,547
Rendering of services	–	–	365,583	–	–	–	365,583
	21,766,145	23,912,647	78,258,437	3,352,498	237,669	(32,670,266)	94,857,130
Geographical markets							
Mainland China	21,766,145	23,912,647	74,922,856	3,352,498	237,669	(32,670,266)	91,521,549
Outside of mainland China	–	–	3,335,581	–	–	–	3,335,581
	21,766,145	23,912,647	78,258,437	3,352,498	237,669	(32,670,266)	94,857,130
Timing of revenue recognition							
Goods transferred at a point in time	21,766,145	23,912,647	77,892,854	3,352,498	237,669	(32,670,266)	94,491,547
Services transferred over time	–	–	365,583	–	–	–	365,583
	21,766,145	23,912,647	78,258,437	3,352,498	237,669	(32,670,266)	94,857,130
Revenue from contracts with customers							
External customers	7,403,221	18,532,522	65,472,929	3,278,441	170,017	–	94,857,130
Intersegment sales	14,362,924	5,380,125	12,785,508	74,057	67,652	–	32,670,266
	21,766,145	23,912,647	78,258,437	3,352,498	237,669	–	127,527,396
Intersegment adjustments and eliminations	(14,362,924)	(5,380,125)	(12,785,508)	(74,057)	(67,652)	–	(32,670,266)
Total revenue from contracts with customers	7,403,221	18,532,522	65,472,929	3,278,441	170,017	–	94,857,130

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The presidents of the Company have been identified as the chief operating decision makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's reportable operating segments also include corporate and other operating segments.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial information for the year ended 31 December 2019. Management has determined the reportable operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,074,836	22,889,044	71,263,793	3,297,039	194,254	(34,610,214)	84,108,752
Intersegment revenue	(13,859,841)	(6,036,888)	(14,637,382)	(40,032)	(36,071)	34,610,214	-
Sales of self-produced products			11,439,415				
Sales of products sourced from external suppliers and rental income			45,186,996				
Revenue from external customers	7,214,995	16,852,156	56,626,411	3,257,007	158,183	-	84,108,752
Segment profit/(loss) before income tax	436,427	269,173	334,820	(41,567)	(542,993)	(63,540)	392,320
Income tax expense							(162,478)
Profit for the period							229,842

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	16,571	16,086	3,100	23,613	74,784	–	134,154
Finance costs	(553,072)	(631,876)	(50,472)	(540,154)	(456,225)	153	(2,231,646)
Share of profits and losses of joint ventures	18,144	–	(5,296)	(1,876)	11,834	–	22,806
Share of profits and losses of associates	(1,080)	(19,027)	9,604	(29,554)	98,060	–	58,003
Amortisation of right-of-use assets	(192,321)	(115,359)	(2,467)	(48,846)	(25,234)	993	(383,234)
Depreciation and amortisation excluding the amortisation of right-of-use assets	(1,413,841)	(1,403,065)	(46,381)	(892,308)	(35,448)	1,305	(3,789,738)
Losses on disposal of property, plant and equipment, net	(3,370)	(242)	(107)	(755)	–	–	(4,474)
Unrealised losses on futures contract, net	–	–	39,588	–	(7,882)	–	31,706
Change for impairment of inventories	90,763	(53,149)	9,462	25,156	–	–	72,232
Provision for impairment of receivables, net of bad debts recovered	(37,193)	(10,936)	(69,015)	(52,215)	(1,898)	863	(170,394)
Gain on financial assets measured at fair value through other comprehensive income	–	–	–	–	48,710	–	48,710

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2019 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,873,447	23,924,314	78,296,944	3,358,423	237,819	(32,670,266)	95,020,681
Intersegment revenue	(14,362,924)	(5,380,125)	(12,785,508)	(74,057)	(67,652)	32,670,266	–
Sales of self-produced products			12,546,037				
Sales of products sourced from external suppliers and rental income			52,965,399				
Revenue from external customers	7,510,523	18,544,189	65,511,436	3,284,366	170,167	–	95,020,681
Segment profit/(loss) before income tax	889,520	403,882	538,433	382,697	(553,393)	(73,889)	1,587,250
Income tax expense							(415,084)
Profit for the period							1,172,166
Other items:							
Finance income	67,507	18,661	66,826	12,427	47,432	–	212,853
Finance costs	(474,292)	(584,051)	(164,144)	(537,371)	(834,419)	–	(2,594,277)
Share of profits and losses of joint ventures	20,366	–	3,525	(56,851)	93,057	–	60,097
Share of profits and losses of associates	(11,498)	9,821	15,792	33,436	22,587	–	70,138

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2019 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Amortisation of right-of-use assets	(268,580)	(171,262)	(16,409)	(61,161)	(24,787)	–	(542,199)
Depreciation and amortisation excluding the amortisation of right-of-use assets	(1,504,887)	(1,442,373)	(42,719)	(691,387)	(32,931)	–	(3,714,297)
(Losses)/gains on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net	(53,817)	578,043	3,921	117	12	–	528,276
Unrealised losses on futures contract, net	–	–	(7,575)	–	–	–	(7,575)
Change for impairment of inventories	29,472	257,073	25,778	(2,241)	–	–	310,082
Provision for impairment of receivables, net of bad debts recovered	(8,269)	(618)	(67,258)	(31,354)	(3,403)	–	(110,902)
Gain on disposal of equity interest in subsidiaries	–	–	–	3,014	257,900	–	260,914
Gain on financial assets measured at fair value through other comprehensive income	–	–	–	1,000	47,991	–	48,991

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	4,843	–	1,413	10	24	–	6,290
Property, plant and equipment	1,229,716	507,865	13,994	152,468	31,668	–	1,935,711

	For the six months ended 30 June 2019 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	943	1,427	–	1,515	40	–	3,925
Property, plant and equipment	2,041,326	1,916,649	85,016	507,338	53,753	–	4,604,082

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
As at 30 June 2020							
Segment assets	89,438,814	58,856,483	16,508,472	39,527,543	48,965,182	(52,193,639)	201,102,855
Unallocated:							
Deferred tax assets							1,486,444
Prepaid income tax							129,980
Total assets							202,719,279
Segment liabilities	52,386,649	35,317,806	9,090,558	26,620,192	67,781,166	(61,315,374)	129,880,997
Unallocated:							
Deferred tax liabilities							1,534,380
Income tax payable							275,525
Total liabilities							131,690,902

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
As at 31 December 2019 (Restated)							
Segment assets	90,584,165	63,155,573	17,496,225	38,886,172	49,658,115	(58,258,581)	201,521,669
Unallocated:							
Deferred tax assets							1,522,729
Prepaid income tax							93,093
Total assets							203,137,491
Segment liabilities	47,247,335	38,588,473	9,376,821	26,582,436	66,771,363	(58,151,596)	130,414,832
Unallocated:							
Deferred tax liabilities							1,712,739
Income tax payable							252,454
Total liabilities							132,380,025

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June	
	2020	2019 (Restated)
Segment revenue from external customers		
– Mainland China	**80,566,836**	91,685,100
– Outside of Mainland China	**3,541,916**	3,335,581
	84,108,752	95,020,681

	30 June 2020	31 December 2019 (Restated)
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**145,452,378**	147,876,838
– Outside of Mainland China	**2,914,954**	2,668,533
	148,367,332	150,545,371

For the six months ended 30 June 2020, revenue of approximately RMB21,661 million (for the six months ended 30 June 2019: RMB19,356 million) was derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. The revenue was mainly attributable to the alumina, primary aluminum, energy and trading segments. No other individual customer with transactions contributed to more than 10% of the Group's revenue during the six months ended 30 June 2020 (for the six months ended 30 June 2019: nil).

(Amounts expressed in thousands of RMB unless otherwise stated)

6 PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation Facilities	Office and other equipment	Construction in progress	Total
As at 31 December 2019 (Restated)						
Cost	60,216,496	101,631,007	2,284,563	830,378	12,511,787	177,474,231
Accumulated depreciation and impairment	(19,439,167)	(52,143,693)	(1,854,983)	(475,577)	(151,835)	(74,065,255)
Net carrying amount	40,777,329	49,487,314	429,580	354,801	12,359,952	103,408,976
As at 1 January 2020						
Opening net carrying amount	40,777,329	49,487,314	429,580	354,801	12,359,952	103,408,976
Additions	7,802	132,319	11,068	3,223	1,781,299	1,935,711
Disposals	(3,201)	(72,069)	(2,588)	(136)	(58,659)	(136,653)
Government grants	(1,646)	(15,085)	-	-	(6,360)	(23,091)
Reclassifications and internal transfers	(621,179)	3,355,598	63,765	28,882	(2,827,066)	-
Transfer to right of use assets	(139,140)	-	-	-	(198,723)	(337,863)
Transfer from right of use assets	-	1,226,554	-	-	-	1,226,554
Transfer to investment properties	(874)	-	-	-	-	(874)
Transfer to intangible assets	-	-	-	-	(52,650)	(52,650)
Transfer to non-current assets	-	-	-	-	(169,817)	(169,817)
Currency translation differences	24	43	6	4	-	77
Depreciation	(764,572)	(2,577,132)	(99,184)	(27,931)	-	(3,468,819)
Closing net carrying amount	39,254,543	51,537,542	402,647	358,843	10,827,976	102,381,551
As at 30 June 2020						
Cost	59,202,436	107,137,977	2,315,692	862,325	10,939,266	180,457,696
Accumulated depreciation and impairment	(19,947,893)	(55,600,435)	(1,913,045)	(503,482)	(111,290)	(78,076,145)
Net carrying amount	39,254,543	51,537,542	402,647	358,843	10,827,976	102,381,551

As at 30 June 2020, the Group pledged property, plant and equipment with a net carrying value amounting to RMB4,910 million (31 December 2019: RMB4,946 million) for interest-bearing loans and borrowings as set out in Note 11.

(Amounts expressed in thousands of RMB unless otherwise stated)

7 INTANGIBLE ASSETS

	Goodwill	Mining Rights	Mineral exploration rights	Computer Software, production quota and others	Total
As at 31 December 2019 (Restated)					
Cost	3,510,892	10,016,634	1,001,332	1,640,081	16,168,939
Accumulated amortisation and impairment	–	(2,043,723)	–	(360,756)	(2,404,479)
Net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460
As at 1 January 2020					
Opening net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460
Additions	–	–	–	6,290	6,290
Transfer from construction in progress	–	47,460	–	5,190	52,650
Amortisation	–	(169,691)	–	(23,741)	(193,432)
Currency translation differences	237	1,445	2,965	–	4,647
Closing Net carrying amount	3,511,129	7,852,125	1,004,297	1,267,064	13,634,615
As at 30 June 2020					
Cost	3,511,129	10,066,782	1,004,297	1,651,561	16,233,769
Accumulated amortisation and impairment	–	(2,214,657)	–	(384,497)	(2,599,154)
Net carrying amount	3,511,129	7,852,125	1,004,297	1,267,064	13,634,615

As at 30 June 2020, the Group pledged mining rights and mineral exploration rights with a net carrying value amounting to RMB927 million (31 December 2019: RMB757 million) for interest-bearing loans and borrowings as set out in Note 11.

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

8 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates
As at 1 January 2020	3,385,582	9,512,401
Capital injections	2,000	–
Share of profits for the period	22,806	58,003
Share of changes in reserves	859	12,310
Share of other comprehensive income for the period	–	(2,473)
Cash dividends declared	(2,043)	(45,171)
As at 30 June 2020	3,409,204	9,535,070

As at 30 June 2020, the Group has pledged investment in an associate amounting to RMB548 million (31 December 2019: RMB539 million) for interest-bearing loans and borrowings as set out in Note 11 to the financial information.

9 TRADE RECEIVABLES AND NOTES RECEIVABLE

	30 June 2020	31 December 2019 (Restated)
Trade receivables	**6,943,420**	5,290,178
Less: provision for impairment of receivables	**(791,021)**	(715,597)
	6,152,399	4,574,581
Notes receivable	**3,552,829**	2,844,637
	9,705,228	7,419,218

(Amounts expressed in thousands of RMB unless otherwise stated)

9 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2020, the ageing analysis of trade and notes receivables based on invoice date was as follows:

	30 June 2020	31 December 2019 (Restated)
Within 1 year	**7,791,583**	5,768,253
Between 1 and 2 years	**1,064,199**	742,477
Between 2 and 3 years	**147,907**	377,836
Over 3 years	**1,492,560**	1,246,249
	10,496,249	8,134,815
Less: provision for impairment of receivables	**(791,021)**	(715,597)
	9,705,228	7,419,218

Notes receivable was held within a business model whose objective is achieved by both holding notes receivable in order to collect contractual cash flows and selling notes receivable, the Group's notes receivable is measured at financial assets measured at fair value through other comprehensive income.

As at 30 June 2020, the Group had pledged notes receivable amounting to RMB586 million (31 December 2019: notes receivables amounting to RMB667 million) for issuing notes payable.

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

10 SHARE CAPITAL

As at 31 December 2019 and 30 June 2020, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised ordinary shares were 17,022,672,951 at par value of RMB1.00 per share as at 30 June 2020.

11 INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2020	31 December 2019
Long-term loans and borrowings		
Lease liabilities	**7,475,552**	8,369,262
Bank and other loans		
– Secured *(Note (a))*	**12,648,573**	13,254,721
– Guaranteed	**4,144,150**	3,948,400
– Unsecured	**22,544,719**	21,632,766
	39,337,442	38,835,887
Medium-term notes and bonds and long-term bonds *(Note (b))*	**19,186,651**	16,736,755
Total long-term loans and borrowings	**65,999,645**	63,941,904
Current portion of lease liabilities	**(998,981)**	(1,358,654)
Current portion of medium-term notes and bonds, long-term bonds	**(1,995,434)**	–
Current portion of long-term bank and other loans	**(2,884,951)**	(3,339,687)
Non-current portion of long-term interest-bearing loans and borrowings	**60,120,279**	59,243,563

(Amounts expressed in thousands of RMB

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2020	31 December 2019
Short-term loans and borrowings		
Bank and other loans		
– Secured *(Note (a))*	**908,900**	915,000
– Guaranteed	**50,000**	–
– Unsecured *(Note (c))*	**20,818,113**	20,323,166
	21,777,013	21,238,166
Short-term bonds, unsecured (Note (b))	**13,536,810**	9,331,488
Gold leasing arrangements	**–**	7,018,609
Current portion of lease liabilities	**998,981**	1,358,654
Current portion of medium-term notes	**1,995,434**	–
Current portion of long-term bank and other loans	**2,884,951**	3,339,687
	19,416,176	21,048,438
Total short-term borrowings and current portion of long-term loans and borrowings	**41,193,189**	42,286,604

Notes:

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2020, a summary of these pledged assets was as follows:

	30 June 2020	31 December 2019
Property, plant and equipment *(Note 6)*	**4,910,191**	4,946,338
Right-of-use assets	**209,197**	373,048
Intangible assets *(Note 7)*	**926,508**	757,269
Investments in an associate *(Note 8)*	**548,164**	538,787
	6,594,060	6,615,442

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (continued)

(a) Security for long-term and short-term bank and other loans (continued)

As at 30 June 2020, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB1,333 million and the non-current portion of long-term loans and borrowings amounting to RMB11,208 million were secured by the contractual right to charge users for electricity generated in the future (31 December 2019: the current portion of long-term loans and borrowings amounting to RMB1,209 million and the non-current portion of long-term loans and borrowings amounting to RMB10,265 million were secured by the contractual right to charge users for electricity generated in the future).

As at 30 June 2020, Shandong Huayu Alloy Materials Co., Ltd. ("**Shandong Huayu**"), a subsidiary of the Group, has overdue short-term loans of RMB516 million. Since overdue on its bank debts, Shandong Huayu actively communicated with relevant bank creditors, participated in relevant litigation process in accordance with law, and coordinated the repayments of its debts with its own assets, and sought the understanding and support of relevant bank creditors.

(b) Short-term bonds

Outstanding short-term bonds as at 30 June 2020 are summarised as follows:

	Face Value/ maturity	Effective interest rate	30 June 2020	31 December 2019
2019 short-term bonds	1,000,000/2020	2.45%	–	1,008,161
2019 short-term bonds	2,000,000/2020	2.63%	–	2,013,127
2019 short-term bonds	3,000,000/2020	2.00%	–	3,008,384
2019 short-term bonds	3,000,000/2020	2.30%	–	3,001,816
2020 short-term bonds	1,000,000/2020	2.50%	**1,008,394**	–
2020 short-term bonds	1,800,000/2020	2.20%	**1,810,885**	–
2020 short-term bonds	2,000,000/2020	2.00%	**2,009,604**	–
2020 short-term bonds	1,000,000/2020	1.30%	**1,001,594**	–
2020 short-term bonds	2,000,000/2020	1.35%	**2,002,510**	–
2020 short-term bonds	1,500,000/2020	1.20%	**1,501,389**	–
2020 short-term bonds	500,000/2021	1.40%	**499,785**	–
2020 short-term bonds	1,000,400/2020	1.95%	**999,751**	–
2020 short-term bonds	2,000,000/2020	2.30%	**1,999,272**	–
2019 Ningxia short-term bonds	300,000/2020	3.97%	–	300,000
2020 Ningxia short-term bonds	300,000/2020	3.10%	**302,970**	–
2020 Ningxia short-term bonds	400,000/2021	2.46%	**400,656**	–
			13,536,810	9,331,488

All the above short-term bonds were issued for working capital needs.

(Amounts expressed in thousands of RMB

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (continued)

(c) Bank overdrafts amounting to RMB300,609 thousands were included in short-term loans and borrowings, and were treated as cash and cash equivalent in the statement of cash flow.

12 TRADE AND NOTES PAYABLES

	30 June 2020	31 December 2019 (Restated)
Trade payables	**8,725,242**	7,882,265
Notes payable	**4,836,463**	4,726,541
	13,561,705	12,608,806

As at 30 June 2020, the ageing analysis of trade and notes payables was as follows:

	30 June 2020	31 December 2019 (Restated)
Within 1 year	**13,007,991**	12,170,016
Between 1 and 2 years	**297,733**	229,226
Between 2 and 3 years	**82,781**	30,724
Over 3 years	**173,200**	178,840
	13,561,705	12,608,806

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payments.

(Amounts expressed in thousands of RMB unless otherwise stated)

13 EXPENSE BY NATURE

	For the six months ended 30 June	
	2020	2019 (Restated)
Purchase of inventories in relation to trading activities	**44,834,367**	51,478,722
Raw materials and consumables used, and changes in work-in-progress and finished goods	**15,296,511**	19,089,943
Power and utilities	**7,719,405**	7,550,282
Depreciation and amortisation (other than the amortisation of right-of-use assets)	**3,789,738**	3,714,297
Amortisation of right-of-use assets	**383,234**	542,199
Employee benefit expenses	**3,550,941**	3,769,583
Logistic Cost	**1,949,877**	2,048,979
COVID-19 related rent concessions *(Note 2.2(a))*	**(625)**	–
Inventory impairment loss	**959,083**	484,332
Taxes other than income tax expense	**724,622**	646,610
Repair and maintenance	**722,876**	794,874
Transportation expenses *(Note)*	**457,959**	560,142
Research and development expenses	**318,166**	241,280
Others	**1,361,274**	1,159,225
	82,067,428	92,080,468

Note: The comparative transportation expenses for the six months ended 30 June 2019 were re-presented as consistent with the presentation in the consolidated financial information for the year ended 31 December 2019.

(Amounts expressed in thousands of RMB

14 OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2020, government grants amounting to RMB71 million (for the six months ended 30 June 2019: RMB77 million) were recognised as income for the period to compensate for the Group's certain costs incurred and business developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other gains, net

	For the six months ended 30 June	
	2020	2019 (Restated)
Realised gains/(losses) on futures contracts net *(Note (c))*	**384,174**	(12,142)
Unrealised gains/(losses) on futures contracts *(Note (c))*	**31,706**	(7,575)
Gain on disposal of investment in a joint venture/ an associate	**–**	156,227
Gain on disposal of equity interest in subsidiaries	**–**	260,914
(Losses)/gains on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net	**(4,474)**	528,276
Others	**55,368**	6,184
	466,774	931,884

(c) The Group does not apply hedge accounting for these futures.

(Amounts expressed in thousands of RMB unless otherwise stated)

15 FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2020	2019 (Restated)
Interest income	**(134,154)**	(212,853)
Interest expense	**2,072,462**	2,448,935
Less: interest expense capitalised in property, plant and equipment	**(97,163)**	(146,360)
Interest expense, net of capitalised interest	**1,975,299**	2,302,575
Interest on lease liabilities and other non-current liabilities	**256,434**	261,801
Exchange (loss)/gains, net	**(87)**	29,901
Finance costs	**2,231,646**	2,594,277
Finance costs, net	**2,097,492**	2,381,424
Capitalisation rates during the period	**3.71% to 6.30% per annum**	4.35% to 6.41% per annum

16 INCOME TAX EXPENSE

	For the six months ended 30 June	
	2020	2019 (Restated)
Current income tax expense		
– PRC enterprise income tax	**299,016**	393,766
Deferred income tax expense	**(136,538)**	21,318
	162,478	415,084

(Amounts expressed in thousands of RMB

17 (LOSSES)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

Basic earnings per share was calculated by dividing the adjusted profit attributable to ordinary equity holders of the Company by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the Company by deducting the after-tax amounts of cumulative distribution reserved for the period for other equity instruments, which were issued by the Group and classified as equity instrument.

	For the six months ended 30 June	
	2020	2019 (Restated)
Profit attributable to owners of the Company *(RMB)*	**35,712,485**	707,411,395
Profit attributable to holders of other equity instruments *(RMB)*	**(137,500,000)**	(106,000,000)
(Losses)/Profit attributable to ordinary equity holders of the Company *(RMB)*	**(101,787,515)**	601,411,395
Shares		
Ordinary shares in issue at beginning of the period	**17,022,672,951**	14,903,798,236
Issuance of shares	**–**	2,118,874,715
Weighted average ordinary shares in issue	**17,022,672,951**	17,022,672,951
Basic and diluted (losses)/earnings per share *(RMB)*	**(0.006)**	0.035

The Group had no potentially dilutive ordinary shares in issuance during the six months ended 30 June 2020 and 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

18 DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2020 (for the six months ended 30 June 2019: nil).

19 NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	For the six months ended 30 June	
	2020	2019 (Restated)
Cash flows generated from operating activities		
Profit before income tax	**392,320**	1,587,250
Adjustments for:		
Share of profits and losses of joint ventures	**(22,806)**	(60,097)
Share of profits and losses of associates	**(58,003)**	(70,138)
Depreciation of property, plant and equipment	**3,468,452**	3,380,353
Depreciation of investment properties	**11,304**	16,654
Amortisation of right-of-use assets	**383,234**	462,696
Amortisation of intangible assets	**193,432**	169,935
Amortisation of prepaid expenses	**116,550**	105,102
Losses/(Gain) on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net	**4,474**	(528,276)
Realised and unrealised (gains)/losses on futures contracts	**(415,880)**	19,717
Gain on disposal of investment in a joint venture	**–**	(156,227)
Gain on disposal of subsidiaries	**–**	(260,914)
Finance costs	**2,231,733**	2,564,376
Changes in special reserves	**41**	67,923
Others	**(55,368)**	(6,188)
	6,249,483	7,292,166

(Amounts expressed in thousands of RMB

19 NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (CONTINUED)

	For the six months ended 30 June	
	2020	2019 (Restated)
Cash flows generated from operating activities (continued)		
Changes in working capital:		
Decrease/(increase) in inventories	**1,069,981**	(1,840,314)
Increase in trade and notes receivables	**(2,775,933)**	(2,098,707)
Increase in other current assets	**(215,898)**	(1,303,971)
Decrease in restricted cash	**225,146**	508,217
(Increase)/decrease in other non-current assets	**(2,699)**	211,740
Increase/(decrease) in trade and notes payables	**1,123,748**	(310,777)
Increase in other payables, accrued expenses and contract liabilities	**720,850**	836,041
Decrease in other non-current liabilities	**(78,047)**	(47,242)
Cash generated from operations	**6,316,631**	3,247,153
PRC enterprise income tax paid	**(312,801)**	(212,409)
Net cash flows generated from operating activities	**6,003,830**	3,034,744
Major non-cash transactions of investing activities and financing activities		
Addition of right-of-use assets	**13,951**	1,193
Endorsement of notes receivable for settlement of purchase of property, plant and equipment	**405,964**	704,537
	419,915	705,730

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

20 COMMITMENTS

(a) Capital commitments of property, plant and equipment

	30 June 2020	31 December 2019
Contracted, but not provided for	**4,055,842**	4,041,857

(b) Other capital commitments

As at 30 June 2020, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2020	31 December 2019
Joint ventures	**408,000**	410,000
Associates	**33,800**	33,800
	441,800	443,800

21 BUSINESS COMBINATION

Pursuant to the agreement entered into between Chalco Logistics Group Zhongzhou Co., Ltd. ("**Chalco Logistics Zhongzhou**", "中鋁物流集團中州有限公司", a subsidiary of Chalco Logistics), Henan Zhongzhou Logistics Co., Ltd. ("**Henan Zhongzhou Logistics**", "河南中州物流有限公司", a subsidiary of Zhongzhou Aluminum Factory prior of the transaction), Chalco Logistics Group Co., Ltd. ("**Chalco Logistics**", "中鋁物流集團有限公司", a subsidiary of the Company), Henan Zhongzhou Aluminum Factory Co., Ltd. ("**Zhongzhou Aluminum Factory**", "河南中州鋁廠有限公司", a subsidiary of Chinalco) and Chalco Zhongzhou Aluminum Industry Co., Ltd. ("**Zhongzhou Aluminum Industry**", "中鋁中州鋁業有限公司"), Chalco Logistics Zhongzhou merged Henan Zhongzhou Logistics, which was 100% owned subsidiary of Zhongzhou Aluminum Factory prior to the transaction, by issuing new shares of Chalco Logistics Zhongzhou to Zhongzhou Aluminum Factory.

(Amounts expressed in thousands of RMB

21 BUSINESS COMBINATION (CONTINUED)

Pursuant to the agreement entered into between Chalco Logistics, Southwest Aluminum Industry (Group) Co., Ltd. ("**Southwest Aluminum Industry**", "西南鋁業(集團)有限責任公司", a subsidiary of Chinalco) and Chongqing Southwest Aluminum Transportation Co., Ltd. ("**Southwest Aluminum Transportation**", "重慶西南鋁運輸有限公司", a subsidiary of Southwest Aluminum Industry prior to the transaction), Chalco Logistics acquired Southwest Aluminum Transportation on 30 June 2020 by subscription of its 51% newly issued shares for a cash consideration of RMB8,189 thousands.

The above two acquisitions are both regarded as business combination under common control.

The carrying amounts of the assets and liabilities of Henan Zhongzhou Logistics as at the acquisition date and the comparative financial figures were as follows:

	30 April 2020	31 December 2019
Assets		
Property, plant and equipment	**66,986**	68,681
Other current assets	**2,029**	9,522
Cash and cash equivalents	**22,683**	16,543
Liabilities		
Other payables and accrued expenses	**69,870**	70,045
Trade and notes payables	**–**	140
Net assets	**21,828**	24,561
Net assets acquired	**21,828**	
Difference recognised in equity	**68**	
Total purchase consideration	**21,896**	

(Amounts expressed in thousands of RMB unless otherwise stated)

21 BUSINESS COMBINATION (CONTINUED)

The carrying amounts of the assets and liabilities of Southwest Aluminum Transportation as at the acquisition date and the comparative financial figures were as follows:

	30 June 2020	31 December 2019
Assets		
Property, plant and equipment	**8,736**	8,839
Long-term other assets	**993**	1,079
Other current assets	**10,534**	10,945
Deferred tax assets	**102**	513
Trade and notes receivables	**20,851**	17,217
Cash and cash equivalents	**7,252**	3,120
Liabilities		
Other payables and accrued expenses	**8,225**	9,184
Trade and notes payables	**23,611**	24,684
Net assets	**16,632**	7,845
Net assets acquired	**8,217**	
Difference recognised in equity	**(28)**	
Total purchase consideration	**8,189**	

(Amounts expressed in thousands of RMB

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June	
	2020	2019
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**6,096,526**	6,156,233
Joint ventures	**3,406,173**	2,825,417
Associates	**4,500,639**	1,924,438
Associates of Chinalco	**5,316**	54,895
Shareholder of Chalco's subsidiaries	**1,001**	–
	14,009,655	10,960,983
Provision of utility services to:		
Chinalco and its subsidiaries	**329,005**	264,226
Joint ventures	**196,892**	199,729
Associates	**8,293**	7,887
Associates of Chinalco	**18**	–
Shareholder of Chalco's subsidiaries	**428**	–
	534,636	471,842
Provision of engineering, construction and supervisory services to:		
Chinalco and its subsidiaries	**–**	–

(Amounts expressed in thousands of RMB unless otherwise stated)

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2020	2019
Rental revenue on land use rights and buildings from:		
Chinalco and its subsidiaries	**14,029**	20,147
Associates of Chinalco	**40**	–
Joint ventures	**703**	707
	14,772	20,854

	For the six months ended 30 June	
	2020	2019 (Restated)
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**1,010,554**	814,550
Associates	**11,436**	6,705
	1,021,990	821,255

(Amounts expressed in thousands of RMB

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2020	2019 (Restated)
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**2,712,294**	4,590,794
Joint ventures	**2,183,342**	2,074,733
Joint ventures of Chinalco	**801**	–
Associates	**2,056,965**	177,498
Shareholder of Chalco's subsidiaries	**3,550**	–
	6,956,952	6,843,025
Purchases of social services and logistics services by:		
Chinalco and its subsidiaries	**113,692**	140,915
Purchases of utility services by:		
Chinalco and its subsidiaries	**299,738**	391,334
Associates of Chinalco	**32,802**	–
Joint ventures	**224,753**	2,464
Shareholder of Chalco's subsidiaries	**4,426**	–
	561,719	393,798

For the six months ended 30 June 2020 (Amounts expressed in thousands of RMB unless otherwise stated)

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2020	2019
Purchases of other services by:		
Chinalco and its subsidiaries	**106,038**	112,066
	106,038	112,066
Rents for right-of-use assets charged by:		
Chinalco and its subsidiaries	**204,583**	228,084
Other significant related party transactions:		
Borrowings from subsidiaries of Chinalco	**1,090,000**	2,240,000
Interest expenses on borrowings and discounted notes from subsidiaries of Chinalco	**52,848**	77,539
Interest income on cash and cash equivalents from subsidiaries of Chinalco	**18,983**	39,480
Proceeds from sales of property, plant and equipment under sale and finance lease back contracts:		
A subsidiary of Chinalco	**–**	100,000
Finance lease payments under sale and leaseback contracts:		
A subsidiary of Chinalco	**233,537**	100,000
Disposal of assets to:		
A subsidiary of Chinalco	**–**	41,573

(Amounts expressed in thousands of RMB unless otherwise stated)

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions(continued)

Other transactions with related parties

As at 30 June 2020, the financial guarantees provided by the Group to a joint venture were RMB6 million (31 December 2019: RMB12 million).

For the six months ended 30 June 2020, the notes receivable discounted to a subsidiary of Chinalco were RMB17 million (for the six months ended 30 June 2019: RMB245 million).

As disclosed in Note 21, the Group acquired Logistics Zhongzhou and Southwest Aluminum Transportation from Chinalco's subsidiaries.

For the six months ended 30 June 2020, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2020 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

(Amounts expressed in thousands of RMB unless otherwise stated)

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Key management personnel compensation

	For the six months ended 30 June	
	2020	2019
Fees	**361**	354
Basic salaries, housing fund, other allowances and benefits in kind	**1,760**	2,439
Pension costs – defined contribution schemes *(Note)*	**29**	271
	2,150	3,064

Note: The Group provides pension to key management personnel in accordance with the regulations of the relevant PRC government authorities.

(c) Balances with related parties

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial information, the outstanding balances with related parties as at 30 June 2020 were as follows:

	30 June 2020	31 December 2019
Cash and cash equivalents:		
A subsidiary of Chinalco	**3,259,282**	3,285,093
Trade and notes receivables:		
Chinalco and its subsidiaries	**1,361,440**	1,070,415
Associates of Chinalco	**5,922**	6,034
Joint ventures	**1,427,447**	788,183
Associates	**19,923**	25
Provision for impairment of receivables	**(64,636)**	(17,815)
	2,750,096	1,846,842

(Amounts expressed in thousands of RMB

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2020	31 December 2019
Other current assets:		
Chinalco and its subsidiaries	**533,047**	490,105
Joint ventures	**1,494,074**	1,503,505
Associates	**80,715**	47,743
Provision for impairment of other current assets	**(27,757)**	(30,509)
	2,080,079	2,010,844
Other non-current assets:		
Associates	**111,845**	111,845
Interest-bearing loans and borrowings: (including lease liabilities)		
Subsidiaries of Chinalco	**9,854,373**	9,857,187
Trade and notes payables:		
Chinalco and its subsidiaries	**632,652**	334,840
Associates of Chinalco	**677**	917
Joint ventures	**722,622**	527,744
Associates	**27,163**	9,789
	1,383,114	873,290

(Amounts expressed in thousands of RMB unless otherwise stated)

22 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2020	31 December 2019
Other payables and accrued liabilities:		
Chinalco and its subsidiaries	**414,753**	1,810,514
Associates of Chinalco	**14,870**	17,056
Joint ventures	**2,945**	73,823
Associates	**61,011**	80,012
	493,579	1,981,405
Contract liabilities:		
Chinalco and its subsidiaries	**29,087**	29,210
Joint ventures	**2,033**	56,010
Associates	**28,754**	223
	59,874	85,443

As at 30 June 2020, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB33,732 million (31 December 2019: RMB35,029 million) and RMB12,919 million (31 December 2019: RMB29,781 million), respectively.

All the balances were unsecured, except for loans and borrowings, and the entrusted loans, and all the balances were interest-free, except for loans and borrowings, and receivables arising from disposal of subsidiaries, business and assets.

(d) Commitments with related parties

As at 30 June 2020, except for the other capital commitments disclosed in Note 20(b) to the unaudited interim condensed consolidated financial information, the Group had no significant commitments with other related parties.

(Amounts expressed in thousands of RMB

23 FINANCIAL RISK MANAGEMENT

23.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The unaudited interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2019.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

(b) Market risk

The Group's market risk mainly relates to the foreign currency risk, interest rate risk and commodity price risk. There have been no changes in the risk management department or in any risk management policies since the last year end. Compared to the last year end, there was no material change in the status of market risk.

(c) Liquidity risk

As at 30 June 2020, the Group's current liabilities exceeded its current assets by approximately RMB17,294 million. The directors of the Company have considered the Group's available sources of funds of unutilised banking facilities.

As at 30 June 2020, the Group had total banking facilities of approximately RMB228,693 million, of which amounts totalling RMB59,377 million have been utilised as at 30 June 2020. Banking facilities of approximately RMB150,522 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

(Amounts expressed in thousands of RMB unless otherwise stated)

23 FINANCIAL RISK MANAGEMENT (CONTINUED)

23.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

The table below is the analysis of the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2020					
Lease liabilities, including current portion	1,324,001	629,988	1,267,669	9,993,279	13,214,937
Long-term bank and other loans, including current portion	2,884,951	6,835,397	10,441,240	19,175,854	39,337,442
Medium-term notes and bonds, including current portion	2,000,000	8,331,800	6,900,000	2,000,000	19,231,800
Short-term bonds	13,500,000	–	–	–	13,500,000
Short-term bank and other loans	21,777,013	–	–	–	21,777,013
Interest payables for bank borrowings and notes	3,178,202	2,236,100	4,265,426	943,241	10,622,969
Financial liabilities at fair value through profit or loss	9,373	–	–	–	9,373
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	9,118,060	–	–	–	9,118,060
Financial liabilities included in other non-current liabilities (Note)	–	77,194	138,783	941,652	1,157,629
Trade and notes payables	13,561,705	–	–	–	13,561,705
	67,353,305	18,110,479	23,013,118	33,054,026	141,530,928

Note: As at 30 June 2020, the carrying value of financial liabilities included in other non-current liabilities was RMB1,158 million (31 December 2019: RMB1,153 million).

(Amounts expressed in thousands of RMB

23 FINANCIAL RISK MANAGEMENT(CONTINUED)

23.2 Financial instruments

The differences between the carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets measured at fair value through other comprehensive income:				
Notes receivable	–	–	3,552,829	3,552,829
Other financial assets measured at fair value:				
Futures contracts	43,450	–	–	43,450
Financial product	–	–	4,100,000	4,100,000
Listed investments	7,182	–	–	7,182
Other investments	–	–	2,237,207	2,237,207
	50,632	–	9,890,036	9,940,668

(Amounts expressed in thousands of RMB unless otherwise stated)

23 FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at 30 June 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	9,373	–	–	9,373
	9,373	–	–	9,373

During the six-month period ended 30 June 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

(Amounts expressed in thousands of RMB

23 FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments (continued)

Fair value hierarchy (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 30 June 2020 and 31 December 2019:

As at 30 June 2020	**Valuation Technique**	**Significant unobservable inputs**	**Range** *(Note (a))*
Investments in Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership)			
30 June 2020	Net Assets Method	Net Assets	1,650,000
31 December 2019	Net Assets Method	Net Assets	1,650,000
Chinalco Innovative Development Investment Company Limited			
30 June 2020	Net Assets Method	Net Assets	350,911
31 December 2019	Net Assets Method	Net Assets	350,911

Note: The range represents Company's share in the net assets of Chalco Bocom Size Industry Investment Fund Management Partnership and Chinalco Innovative Development Investment Company Limited.

24 CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

25 COMPARATIVE AMOUNT

Certain comparative amounts have been restated as a result of the business combination under common control during the six months ended 30 June 2020 (Note 21).

26 APPROVAL OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited interim condensed consolidated financial information was approved and authorised for issue by the board of directors on 27 August 2020.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the People's Republic of China
27 August 2020

As at the date of this announcement, the members of the Board comprise Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*